The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell the securities described herein and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-213781

SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated November 16, 2016)

Höegh LNG Partners LP

    % Series A Cumulative Redeemable Preferred Units
(Liquidation Preference $25.00 per unit)

We are offering      of our     % Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per unit (or Series A Preferred Units).

Distributions on the Series A Preferred Units are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by our board of directors. The initial distribution on the Series A Preferred Units offered hereby will be payable on February 15, 2018 in an amount equal to $     per unit. Distributions will be payable out of amounts legally available therefor at an initial rate equal to     % per annum of the stated liquidation preference.

At any time on or after October  , 2022, the Series A Preferred Units may be redeemed, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

We intend to apply to have the Series A Preferred Units listed on the New York Stock Exchange (or NYSE) under the symbol “HMLP PRA”. If the application is approved, we expect trading of the Series A Preferred Units on the NYSE to begin within 30 days after their original issue date. Currently, there is no public market for the Series A Preferred Units.

Investing in our Series A Preferred Units involves a high degree of risk. Our Series A Preferred Units have not been rated and are subject to the risks associated with unrated securities. Please read “Risk Factors” beginning on page S-19 of this prospectus supplement and on page 7 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Series A Preferred Unit	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Höegh LNG Partners LP (before expenses)	$	$

(1) See “Underwriting” for additional information regarding the total underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional      Series A Preferred Units solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discount will be $     and the total proceeds to us before expenses will be $     .

The underwriters expect to deliver the Series A Preferred Units on or about            , 2017.

Joint Bookrunners

MORGAN STANLEY	UBS INVESTMENT BANK	STIFEL

September   , 2017

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Series A Preferred Units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of Series A Preferred Units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus and any “free writing prospectus” we may authorize to be delivered to you contain and incorporate by reference information that you should consider when making your investment decision. Neither we nor the underwriters have authorized anyone to provide you with additional, different or inconsistent information. We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give you. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the Securities and Exchange Commission (or SEC) that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell the Series A Preferred Units, and are seeking offers to buy the Series A Preferred Units, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the Series A Preferred Units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Series A Preferred Units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated, references in this prospectus to “Hoegh LNG Partners,” “the Partnership,” “we,” “us” and “our” and similar terms refer to Hoegh LNG Partners LP and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the Series A Preferred Units described herein, shall mean specifically Hoegh LNG Partners LP.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with generally accepted accounting principles in the United States (or U.S. GAAP).

Unless otherwise indicated, references in this prospectus to “unitholders” refer to common unitholders, Series A Preferred unitholders and subordinated unitholders, and references to “units” refer to common units, Series A Preferred Units and subordinated units.

You should read carefully this prospectus, any related free writing prospectus, and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

S-i

ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the Series A Preferred Units will be made on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Series A Preferred Units (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Units on the initial pricing date of the Series A Preferred Units or the next two succeeding business days will be required, by virtue of the fact that the Series A Preferred Units initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

S-ii

Prospectus Supplement

Prospectus

S-iii

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in such registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual and other reports with, and furnish information to, the SEC. You may inspect and copy any document we file with, or furnish to, the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates or from the SEC’s website at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference facilities. You can also obtain information about us at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, as amended (or Exchange Act), from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year on Form 6-K.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC and incorporated into this prospectus, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2016 filed on April 6, 2017 (or 2016 Annual Report);
•	our report on Form 6-K for the quarter ended March 31, 2017 filed on May 24, 2017 and our report on Form 6-K for the quarter ended June 30, 2017 filed on August 24, 2017;
•	our report on Form 6-K filed on September 28, 2017;
•	all subsequent reports on Form 6-K furnished prior to the termination of this offering that we identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part;
•	the description of our common units contained in our registration statement on Form 8-A filed on August 4, 2014, including any subsequent amendments or reports filed for the purpose of updating such description; and
•	all of our subsequent registration statements on Form 8-A or 8-A/A with the SEC prior to the termination of this offering.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our website at www.hoeghlngpartners.com. You may also make requests for such documents at no cost by writing or calling us at the following address:

Höegh LNG Partners LP
Wessex House, 5th Floor
45 Reid Street
Hamilton, HM 12
Bermuda
+441-295-6815

The information contained in our website, or any other website, is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any free writing prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, expectations regarding our distribution levels and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements with respect to, among other things:

•	market trends for floating storage and regasification units (or FSRUs) and liquefied natural gas (or LNG) carriers, including hire rates and factors affecting supply and demand;
•	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;
•	restrictions in our debt agreements and pursuant to local laws on our joint ventures’ and our subsidiaries’ ability to make distributions to us;
•	our ability to consummate the acquisition of the 23.5% interest in the joint ventures that own the Neptune and the GDF Suez Cape Ann, and the timing thereof;
•	our ability to settle or resolve the GDF Suez boil-off claim, including the estimated amount thereof;
•	our ability to purchase the remaining 49% interest in the Höegh Grace or additional vessels from Höegh LNG in the future;
•	the ability of Höegh LNG to satisfy its indemnification obligations to us;
•	our ability to integrate and realize the anticipated benefits from acquisitions;
•	our anticipated growth strategies;
•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
•	effects of volatility in global prices for crude oil and natural gas;
•	the effect of the worldwide economic environment;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs;
•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
•	the future financial condition of our existing or future customers;
•	our ability to make additional borrowings and to access public equity and debt capital markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our customers;
•	our ability to maintain long-term relationships with our customers;
•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate charters;
•	the operating performance of our vessels and any related claims by GDF Suez or other customers;
•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;
•	expected pursuit of strategic opportunities, including the acquisition of vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	timely acceptance of our vessels by their charterers;
•	termination dates and extensions of charters;
•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	our ability to conduct our operations on a profitable basis under the political, regulatory and economic regimes in the countries where our vessels operate;
•	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;
•	availability of skilled labor, vessel crews and management;
•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;
•	the anticipated taxation of the Partnership and distributions to unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our units in the public market;
•	our business strategy and other plans and objectives for future operations;
•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures; and
•	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in this prospectus and those risks discussed in other reports we file with the SEC and that are incorporated into this prospectus by reference, including, without limitation, our 2016 Annual Report and subsequent quarterly reports on Form 6-K. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our Series A Preferred Units or other securities.

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein and does not contain all the information you should consider before deciding whether to invest in the Series A Preferred Units. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional Series A Preferred Units.

Unless the context requires otherwise, references in this prospectus to our or the “Joint Ventures” refer to the joint ventures that own two of the vessels in our fleet (the Neptune and the GDF Suez Cape Ann). References in this prospectus to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this prospectus to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this prospectus to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this prospectus to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this prospectus to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this prospectus to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (or Egypt Branch), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this prospectus to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a 51% owned subsidiary of our operating company. References in this prospectus supplement to “Höegh FSRU IV” refer to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this prospectus to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of Engie, a French publicly listed, government-backed, electric utility company (or Engie). References in this prospectus to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (or PGN). References in this prospectus to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this prospectus to “EgyptCo” refer to Hoegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

Overview

We are a growth-oriented limited partnership formed to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets that are operating under long-term charters, which we define as charters of five years or more. We intend to leverage the relationships, expertise and reputation of Höegh LNG Holdings Ltd. (Oslo Børs symbol: HLNG), a leading floating LNG service provider, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. In addition to owning our general partner, which owns a non-economic general partner interest in us, Höegh LNG owns all of our incentive distribution rights, a portion of our common units and all of our subordinated units, representing an aggregate 46.4% limited partner interest in us.

Our current fleet consists of five modern FSRUs operating under long-term charters with stable cash flows. Our fleet consists of interests in the following vessels with an average remaining contract duration of 12 years as of June 30, 2017, excluding the exercise of any options:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of Engie, that expires in 2029, with an option to extend for up to two additional periods of five years each;
•	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez, a subsidiary of Engie, that expires in 2030, with an option to extend for up to two additional periods of five years each;
•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. The time charter expires in 2034, with an option for the charterer to extend for up to one additional period of ten years or two additional periods of five years each;
•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the current charter hire rate; and
•	a 51% interest in the Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

Our Relationship with Höegh LNG Holdings Ltd.

We believe that one of our principal strengths is our relationship with Höegh LNG (Oslo Børs symbol: HLNG). With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers and one of only five operators of FSRUs in the world and has the largest FSRU fleets in operation and under construction. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs and other LNG infrastructure assets. In addition, we believe Höegh LNG’s more than 40-year track record of providing LNG services and its technical, commercial and managerial expertise will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows.

Höegh LNG currently owns our general partner, all of our incentive distribution rights, a portion of our common units and all of our subordinated units, representing an aggregate 46.4% limited partner interest in us.

Growth Opportunities

Pursuant to the contribution, purchase and sale agreement we entered into with Höegh LNG with respect to the acquisition of 51% of Höegh Colombia Holding, the indirect owner of the Höegh Grace, we have a right of first offer to purchase the remaining 49% interest.

Pursuant to the omnibus agreement we entered into with Höegh LNG at the time of the IPO, Höegh LNG is obligated to offer to us any FSRU or LNG carrier operating under a charter of five or more years. Accordingly, we may in the future have the opportunity to acquire from Höegh LNG the FSRUs associated with the projects listed below:

•	On May 26, 2015, Höegh LNG signed a contract with Penco LNG to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is expected to delay permitting and completion of the infrastructure and the commencement of the FSRU contract.
•	The Höegh Giant was delivered from the shipyard on April 27, 2017. It is allocated to an FSRU contract with Quantum Power Ghana Gas (or QP) for a LNG import project in Tema, Ghana. The contract is subject to QP being awarded the FSRU project by the government in Ghana. It is currently trading as an LNG carrier.
•	On December 15, 2016, Höegh LNG signed an FSRU contract with Global Energy Infrastructure Limited (or GEI) for GEI’s LNG import project in Port Qasim near Karachi, Pakistan. The time charter is for a period of 20 years with two five-year extension options and subject to certain conditions. GEI has a long-term LNG supply agreement with Qatargas. A consortium comprising LNG suppliers, Höegh LNG and one or more potential other investors, is expected to provide the infrastructure for the project subject to final investment decisions.
•	On July 18, 2017, Höegh LNG signed a memorandum of understanding with Qatar Gas Transport Company Ltd., known as Nakilat, with the aim of jointly developing new FSRU projects, where the LNG is sourced from Qatar. The structure is expected to be joint ventures to own and operate FSRUs for the joint projects.

There can be no assurance that we will make any particular acquisition. Any acquisition will be subject to reaching an agreement with Höegh LNG regarding the purchase price and the approval of our conflicts committee as well as our ability to raise additional financing.

Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Relationship with a Leader in Floating Regasification Technology. We believe we benefit from our relationship with Höegh LNG, a fully integrated provider of floating LNG infrastructure services, offering regasification and transportation services under long-term charters. Höegh LNG is one of only five operators of FSRUs in the world as of September 1, 2017 and has extensive experience in providing LNG transportation, having been operating since 1973, when it took delivery of the world’s first Moss-type LNG carrier. We believe that Höegh LNG’s expertise in the LNG sector, strong relationships with customers, shipyards and financial institutions, and its newbuilding strategy will enable Höegh LNG to attract additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets, which would in turn enhance our growth opportunities.
•	Secure Cash Flows from Long-Term Charters. All five of our vessels operate under fixed-rate charters with an average remaining firm contract duration of 12 years as of June 30, 2017, excluding the exercise of any options. Two of our customers, GDF Suez (a subsidiary of Engie) (France) and PGN LNG (Indonesia), are government-backed utility companies. SPEC is majority owned by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and EgyptCo is a subsidiary of Höegh LNG.
•	Enhanced growth opportunities through our relationship with Höegh LNG. We believe our relationship with Höegh LNG provides us with many benefits that we believe will drive growth in cash available for distribution, including opportunities to acquire other vessels, strong customer relationships, leading operational expertise, enhanced shipyard relationships, access to Höegh LNG’s relationships with leading financing providers and a large pool of experienced and qualified global seafarers.
•	Built-In Growth Opportunities. We have a right of first offer to purchase the remaining 49% interest in Höegh Columbia Holding, the indirect owner of the Höegh Grace. We also have the right to purchase any other additional FSRUs and LNG carriers in Höegh LNG’s fleet that are placed under a charter of five or more years.
•	Modern, Technologically Advanced Fleet. Our existing fleet and the newbuilding FSRUs that Höegh LNG has on order are or will be equipped with the latest floating, storage and regasification technology in terms of size, onboard regasification of LNG, thermal insulation, power generation and regas systems. These vessels have all been built by leading shipyards in South Korea that have constructed much of the world’s newbuilding FSRU fleet. We believe the significant investment needed to build FSRUs and our ability to customize specifications to customers’ requirements and to provide highly trained personnel for operations create significant barriers to entry for new competitors. As a result, we believe that we are positioned to become a preferred provider of FSRUs and other LNG infrastructure assets and to secure additional long-term charters.

•	Höegh LNG’s Record of Efficiency, Safety and Operational Performance. Through its technical expertise, Höegh LNG has been safely and efficiently operating LNG vessels since 1973. With approximately 120 onshore employees and approximately 470 seafarers as of September 1, 2017, Höegh LNG maintains global operations with in-house engineering expertise that allows us to offer our customers reliable and efficient performance, while maintaining close control over operating costs. This operational performance will also support our stable cash flow profile by maintaining high utilization of our fleet.

Business Strategies

Our primary business objective is to increase our cash available for distribution by executing the following strategies:

•	Focus on FSRU Newbuilding Acquisitions. We intend to acquire newbuilding FSRUs on long-term charters, which we believe generally offer greater flexibility than FSRUs based on retrofitted, first-generation LNG carriers. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. We may also acquire retrofitted LNG carriers if such vessels are converted from modern LNG carriers with comparable capacity and logistical benefits. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design needs. Moreover, Höegh LNG pursues a strategy of maintaining one or more uncontracted newbuilding vessels on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.
•	Pursue Strategic and Accretive Acquisitions of FSRUs and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties. We will seek to leverage our relationship with Höegh LNG to make strategic and accretive acquisitions. Pursuant to the omnibus agreement that we have entered into with Höegh LNG, Höegh LNG is required to offer us the opportunity to purchase all or a portion of Höegh LNG’s interests in FSRUs or LNG carriers under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs and other LNG infrastructure assets under long-term charters.
•	Expand Global Operations in High-Growth Regions. We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. We believe that Höegh LNG’s position as one of five FSRU owners and operators in the world, more than 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.
•	Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

Recent Developments

On August 24, 2017, we announced that our wholly owned subsidiary, Höegh LNG Partners Operating LLC, had entered into a term sheet to acquire from Mitsui O.S.K. Lines, Ltd. (or MOL) 23.5% of the shares of each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (or Joint Ventures), as well as 23.5% of the outstanding shareholder loans from MOL aggregating $1.5 million (or Acquisition). The purchase price of the Acquisition is $27.3 million. The 23.5% share of third party debt of Joint Ventures less cash and cash equivalents and restricted cash was $101 million as of June 30, 2017.

We currently own 50% of the shares in each Joint Venture. The Joint Ventures own the FSRUs Neptune and GDF Suez Cape Ann, which operate under long-term time charters with GDF Suez. Pursuant to the charters, the Joint Ventures undertake to ensure that the vessels meet certain performance standards. The performance standards under each of such time charters require that the vessel not exceed a maximum average daily boil-off of LNG, subject to certain contractual exclusions. Pursuant to the charters, the hire rate is subject to reduction by GDF Suez in the event of failure to satisfy the performance standards. GDF Suez requested that the Joint Ventures calculate and present the boil-off since the beginning of the time charters, compared with the maximum average daily boil-off allowed under the charters. On September 8, 2017, GDF Suez notified the Joint Ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. The claim asserted a gross amount of compensation for the excess boil-off volume but the claim recognized that the calculations required adjustment for allowable exclusions under the charters and requested the Joint Ventures provide updated calculations including the exclusions. The Joint Ventures do not agree with the basis for the claim. Depending on interpretations of the contractual provisions including exclusions to the performance standards, we estimate from our preliminary calculations based upon currently available information that our 50% share of the claim adjusted for exclusions could range from zero or negligible amounts to approximately $14 million. Accordingly, a settlement of the claim for boil-off with GDF Suez could materially adversely affect the Joint Ventures’ financial condition and results of operations.

On September 27, 2017, we entered into an indemnification agreement with Höegh LNG with respect to the GDF Suez claims described above pursuant to which Höegh LNG will, among other things, indemnify us for our share of any losses and expenses related to or arising from the failure of either of the Neptune or the GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charter (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter). Although we are indemnified by Höegh LNG for our share of any losses and expenses related to or arising from the failure of either of the Neptune or the GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charter, a settlement with GDF Suez could materially adversely affect the Joint Ventures’ financial condition and results of operations.

We have suspended the Acquisition pending resolution of this matter. Closing of the Acquisition is subject to the execution of a definitive purchase agreement, as well as certain other documentation and final board approvals, and there can be no assurance that the Acquisition will close at all.

Principal Executive Offices

Our registered and principal executive offices are located at Wessex House, 5th Floor, 45 Reid Street, Hamilton, Bermuda, and our phone number is +441 295 6815. We make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website at www.hoeghlngpartners.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not part of this prospectus and you should rely only on information contained or incorporated by reference in this prospectus supplement or the accompanying base prospectus when making a decision as to whether to not to invest in our Series A Preferred Units. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

THE OFFERING

Issuer
Höegh LNG Partners LP
Securities Offered
of our % Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per unit, plus up to an additional Series A Preferred Units if the underwriters exercise in full their option to purchase additional units.

For a detailed description of the Series A Preferred Units, please read “Description of Series A Preferred Units.”
Price per Unit

Conversion; Exchange and Preemptive Rights
The Series A Preferred Units will not have any conversion or exchange rights or be subject to preemptive rights.
Distributions
Distributions on Series A Preferred Units will accrue and be cumulative from the date that the Series A Preferred Units are originally issued and will be payable on each Distribution Payment Date (as defined below) when, as and if declared by our board of directors out of legally available funds for such purpose.
Distribution Payment Dates
February 15, May 15, August 15 and November 15 (each, a Distribution Payment Date). The initial distribution on the Series A Preferred Units will be payable on February 15, 2018.
Distribution Rate
The distribution rate for the Series A Preferred Units will be % per annum per $25.00 of liquidation preference per unit (equal to $ per unit).
Distribution Calculation
Distributions on the Series A Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months.
Ranking
The Series A Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units will rank:

•

senior to our common units and subordinated units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Junior Securities);

•

pari passu with any class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Parity Securities);

• junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•

junior to each other class or series of limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Senior Securities).

Optional Redemption
At any time on or after October , 2022, we may redeem, in whole or in part, the Series A Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.
Voting Rights
Holders of the Series A Preferred Units generally have no voting rights. However, if and whenever distributions payable on the Series A Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units (voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable) will be entitled to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not (i) issue any Parity Securities if the cumulative distributions on Series A Preferred Units are in arrears or (ii) create or issue any Senior Securities.
Fixed Liquidation Price
In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units, subordinated units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.
No Sinking Fund
The Series A Preferred Units will not be subject to any sinking fund requirements.
No Fiduciary Duties
None of us, our general partner or our officers or directors will owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.
Use of Proceeds
We intend to use a portion of the net proceeds of the sale of the Series A Preferred Units, which are expected to total approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional units), after deducting underwriting discounts and estimated offering expenses, to repay the approximately $34.4 million outstanding under the 8% seller’s credit note related to the Höegh Gallant acquisition. The remainder of the net proceeds will be used for general partnership purposes, which may include the repayment of additional indebtedness or the funding of acquisitions (including the potential Acquisition and/or the potential purchase of the 49% interest in Höegh LNG Colombia Holding Ltd. over which we have a right of first offer) or other capital expenditures. Please read “Use of Proceeds.”
Ratings
The Series A Preferred Units will not be rated by any Nationally Recognized Statistical Rating Organization.
Listing
We intend to file an application to list the Series A Preferred Units on The New York Stock Exchange (or NYSE) under the symbol “HMLP PRA”. If the application is approved, trading of the Series A Preferred Units on the NYSE is expected to begin within 30 days after the original issue date of the Series A Preferred Units. The underwriters have advised us that they intend to make a market in the Series A Preferred Units prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series A Preferred Units will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Tax Considerations
Although we are organized as a partnership, we have elected to be taxed as a corporation solely for U.S. federal income tax purposes. For such purposes, we believe that all or a portion of the distributions you would receive from us with respect to your Series A Preferred Units would constitute dividends. If you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends would be expected to be treated as “qualified dividend income” that is taxable at preferential capital gain tax rates. Any portion of your distribution that is not treated as a dividend will be treated first as a non-taxable return of capital to the extent of your tax basis in your Series A Preferred Units and, thereafter, as capital gain. In addition, there are other tax matters you should consider before investing in the Series A Preferred Units, including our tax status as a non-U.S. issuer. Please read “Material U.S. Federal Income Tax Considerations,” “Non-United States Tax Considerations,” “Taxation of the Partnership” and “Risk Factors — Tax Risks.”
Book-Entry Form
The Series A Preferred Units will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, or DTC, except under limited circumstances.
Settlement
Delivery of the Series A Preferred Units offered hereby will be made against payment therefor on or about October , 2017.
Risk Factors
An investment in our Series A Preferred Units involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-19 of this prospectus supplement and on page 7 of the accompanying prospectus, as well as the risk factors beginning on page 7 in our 2016 Annual Report incorporated by reference into this prospectus, to determine whether an investment in our Series A Preferred Units is appropriate for you.

Summary Historical Financial and Operating Data

The summary historical financial and operating data of Höegh LNG Partners LP presented as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 have been derived from the audited consolidated and combined carve-out financial statements and the notes related thereto contained in our 2016 Annual Report and incorporated by reference into this prospectus, and include, for periods prior to the closing of our initial public offering (or IPO) on August 12, 2014, selected consolidated and combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the PGN FSRU Lampung and the Joint Ventures. The summary historical financial and operating data of Höegh LNG Partners LP presented as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 have been derived from our unaudited condensed consolidated financial statements and the notes related thereto contained in our report on Form 6-K for the quarterly period ended June 30, 2017 filed on August 24, 2017 and incorporated by reference into this prospectus.

On October 1, 2015, we acquired Höegh LNG’s 100% interest in the subsidiary that indirectly owns and operates the Höegh Gallant, which we accounted for as an acquisition of a business. On January 3, 2017, we acquired 51% of Höegh LNG’s ownership interest in the subsidiary that indirectly owns and operates the Höegh Grace, which we accounted for as an acquisition of a business. Accordingly, the results of the Höegh Gallant and Höegh Grace are included in our results of operations from their respective dates of acquisition.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined carve-out financial statements and the notes thereto included in our 2016 Annual Report and in our report on Form 6-K for the quarterly period ended June 30, 2017 filed on August 24, 2017, each of which is incorporated by reference into this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Höegh LNG in the periods prior to our IPO in August 2014 for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)
	(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter revenues	$91,907	$57,465	$22,227	$70,101	$44,454
Construction contract revenues	—	—	51,868	—	—
Other revenue	—	—	474	—	—
Total revenues	91,907	57,465	74,569	70,101	44,454
Voyage expenses	—	—	(1,139)	—	—
Vessel operating expenses	(16,080)	(9,679)	(6,197)	(11,805)	(8,034)
Construction contract expenses	(315)	—	(38,570)	(151)	(315)
Administrative expenses	(9,718)	(8,733)	(12,566)	(5,222)	(4,700)
Depreciation and amortization	(10,552)	(2,653)	(1,317)	(10,526)	(5,265)
Total operating expenses	(36,665)	(21,065)	(59,789)	(27,704)	(18,314)
Equity in earnings (losses) of joint ventures	16,662	17,123	(5,330)	6,360	(8,575)
Operating income	71,064	53,523	9,450	48,757	17,565
Interest income	857	7,568	4,959	243	505
Interest expense	(25,178)	(17,770)	(9,665)	(15,488)	(12,760)
Gain (loss) on derivative instruments	1,839	949	(161)	910	662
Other items, net	(3,333)	(2,678)	(2,788)	(2,224)	(2,001)
Income before tax	45,249	41,592	1,795	32,198	3,971
Income tax expense	(3,872)	(313)	(481)	(3,797)	(949)
Net income	$41,377	$41,279	$1,314	$28,401	$3,022

	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)
	(U.S. Dollars in thousands)
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$18,915	$32,868		$15,452
Vessels, net of accumulated depreciation	342,591	353,078		689,241
Net investment in direct financing lease	290,111	293,303		288,407
Other assets	158,850	84,494		80,513
Total assets	$810,467	$763,743		$1,073,613
Liabilities and Equity:
Long-term debt (including current portion)	$332,648	$362,843		$502,627
Accumulated losses of joint ventures	25,886	42,507		19,526
Revolving credit and seller’s credit due to owners and affiliates	43,005	47,000		54,705
Other liabilities	44,138	61,595		45,639
Total liabilities	$445,677	$513,945		$622,497
Total partners’ capital	$370,526	$257,039		$360,934
Accumulated other comprehensive income (loss)	(5,736)	(7,241)		(5,785)
Cash Flow Data:
Net cash provided by operating activities	$39,428	$42,785	$27,976	$34,755	$19,436
Net cash provided by (used in) investing activities	(83,084)	15,455	(292,199)	5,057	4,994
Net cash provided by (used in) financing activities	29,703	(55,849)	294,592	(43,275)	(39,292)
Fleet Data:
Number of vessels(1)	4	4	3	5	4
Average age (years)	4.8	3.8	3.5	4.4	4.3
Average charter length remaining excluding options (years)	13.1	14.1	16.7	12.0	13.6
Average charter length remaining including options (years)	19.4	20.4	24.9	19.0	19.9
Other Financial Data:
Segment EBITDA(2)	$99,159	$72,258	$48,931	$59,052	$48,421

(1)	Includes vessels in our Joint Ventures.
(2)	Please read “Non-U.S. GAAP Financial Measure” below.

Non-U.S. GAAP Financial Measure

Segment EBITDA.  EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess its financial and operating performance. We believe that Segment EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and this measure may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Segment EBITDA to net income, the comparable U.S. GAAP financial measure, for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)
	(U.S. Dollars in thousands)
Reconciliation to net income:
Net income	$41,377	$41,279	$1,314	$28,401	$3,022
Interest income	(857)	(7,568)	(4,959)	(243)	(505)
Interest expense, net	25,178	17,770	9,665	15,488	12,760
Depreciation and amortization	10,552	2,653	1,317	10,526	5,265
Income tax (benefit) expense	3,872	313	481	3,797	949
Other financial items(a)	1,494	1,729	2,949	1,314	1,339
Equity in earnings of JVs: Interest (income) expense, net	15,092	16,113	17,121	6,963	7,652
Equity in earnings of JVs: Depreciation and amortization	9,525	9,227	9,148	4,916	4,755
Equity in earnings of JVs: Other financial items(a)	(7,074)	(9,257)	11,895	(1,693)	13,184
Non-controlling interest in Segment EBITDA	—	—	—	(10,417)	—
Segment EBITDA	$99,159	$72,258	$48,931	$59,052	$48,421

(a)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

Ratio of Earnings to Fixed Charges and to Fixed Charges and Preferred Unit Distributions

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges and the ratio of our consolidated earnings to our consolidated fixed charges and preferred unit distributions for the periods indicated.

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013
Ratio of earnings to fixed charges	2.67x	2.38x	2.70x	1.51x	0.93x
Ratio of earnings to fixed charges and preferred unit distributions(1)(2)	2.67x	2.38x	2.70x	1.51x	0.93x

(1)	For periods prior to our IPO, represents data for our predecessor in respect of the PGN FSRU Lampung and the Joint Ventures, which made up our fleet for periods prior to our IPO in August 2014. For purposes of calculating the ratio of earnings to fixed changes:
•	“fixed charges” means the sum of the following: (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses relating to indebtedness; and
•	“earnings” is the amount resulting from (a) adding (i) pre-tax income adjusted for equity in earnings (losses) of joint ventures, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributions from equity investees and (b) subtracting interest capitalized.
(2)	“Preferred unit distributions” represents the amount of pre-tax income that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. We did not have any preferred units outstanding during any of the periods covered in the table. Accordingly, the ratio of earnings to combined fixed charges and preferred unit distributions is the same as the ratio of earnings to fixed charges.

RISK FACTORS

Before investing in our Series A Preferred Units, you should carefully consider all of the information included in or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in the Series A Preferred Units, you should carefully consider the discussion of risk factors set forth below and under the caption “Risk Factors” on page 7 of the accompanying prospectus, as well as the risk factors beginning on page 13 in our 2016 Annual Report incorporated by reference into this prospectus. If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, our ability to pay distributions on our units may be reduced, the trading price of our Series A Preferred Units could decline and you could lose all or part of your investment.

Risks Related to the Series A Preferred Units

The Series A Preferred Units represent perpetual equity interests.

The Series A Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Units may be required to bear the financial risks of an investment in the Series A Preferred Units for an indefinite period of time. In addition, the Series A Preferred Units will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series A Preferred Units have not been rated.

We have not sought to obtain a rating for the Series A Preferred Units, and they may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Units or that we may elect to obtain a rating of our Series A Preferred Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Preferred Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Preferred Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Preferred Units may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Units.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on the Series A Preferred Units.

We may not have sufficient cash from operations to pay distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our Joint Ventures, and as such our cash from operations are dependent on our operations and the cash distributions and operations of our Joint Ventures, each of which may fluctuate based on the risks described in this section, including, among other things:

•	the hire rates we and our Joint Ventures obtain from charters;
•	the level of operating costs and other expenses, such as the cost of crews, insurance, performance guarantees and liquidated damages;
•	demand for LNG;
•	supply and capacities of FSRUs and LNG carriers;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations;

•	interest rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution on the Series A Preferred Units will depend on other factors, including:

•	the level of capital expenditures we and our Joint Ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;
•	the number of unscheduled off-hire or reduced-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	our and our Joint Ventures’ debt service requirements, minimum free liquid asset requirements under debt covenants, and restrictions on distributions contained in our and our Joint Ventures’ current and future debt instruments;
•	fluctuations in interest rates;
•	fluctuations in working capital needs;
•	variable corporate income tax rates, payroll taxes, value added taxes and withholding taxes and to the extent applicable, the ability to recover under the charters;
•	our ability to make, and the level of, working capital borrowings; and
•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations and the cash distributions received from our Joint Ventures may differ materially from our or their profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

At present, our only source of available working capital borrowings is the $85 million revolving credit facility with Höegh LNG to be used to fund our general partnership purposes, including working capital and distributions. Höegh LNG’s ability to make loans under the revolving credit facility may be affected by events beyond our and their control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

Restrictions in our debt agreements and local laws may prevent us from paying distributions on the Series A Preferred Units.

The payment of principal and interest on our debt will reduce our cash available for distribution to the holders of the Series A Preferred Units. Our and our Joint Ventures’ financing arrangements prohibit the payment of distributions upon the occurrence of certain events, including, but not limited to:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;
•	certain material environmental incidents;
•	breach or lapse of insurance with respect to vessels securing the facilities;
•	breach of certain financial covenants;
•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness (including certain hedging arrangements or other material agreements);
•	bankruptcy or insolvency events;
•	inaccuracy of any representation or warranty;
•	a change of ownership of the vessel-owning subsidiary, as defined in the applicable agreement; and
•	a material adverse change, as defined in the applicable agreement.

Furthermore, our financing arrangements require that we maintain minimum amounts of free liquid assets and our subsidiaries and Joint Ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and in some cases, projected, debt service coverage ratio.

In addition, the laws governing our Joint Ventures and subsidiaries may prevent these entities from making dividend distributions to us, which would reduce our cash available for distribution to the holders of the Series A Preferred Units. Our Joint Ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the Joint Venture entity is solvent after the distribution, Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of June 30, 2017 and December 31, 2016, PT Höegh had negative retained earnings and therefore cannot make dividend payments to us under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would need to remain in compliance with the financial covenants under the credit facility secured by the Höegh Gallant and Höegh Grace (or Gallant/Grace facility). Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Series A Preferred Units, which may limit the cash available to make distributions on the Series A Preferred Units.

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to:
•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);
•	comply with applicable law, any debt instruments, or other agreements;
•	provide funds for payments to holders of Series A Preferred Units; or

•	provide funds for distributions to our limited partners and to our general partner for any one or more of the next four quarters;
•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series A Preferred Units.

Our Series A Preferred Units are subordinated to our debt obligations, and your interests could be diluted by the issuance of additional limited partner interests, including additional Series A Preferred Units or other Senior Securities or Parity Securities, and by other transactions.

Our Series A Preferred Units are subordinated to all of our existing and future indebtedness. As of September 25, 2017, our total debt was $558.0 million and we had the ability to borrow an additional $60.7 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A Preferred Units.

The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units would dilute the interests of the holders of our Series A Preferred Units, and any issuance of Senior Securities or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units. No provisions relating to our Series A Preferred Units protect the holders of our Series A Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Units.

The Series A Preferred Units will rank junior to any Senior Securities and pari passu with any Parity Securities.

Our Series A Preferred Units will rank junior to any Senior Securities and pari passu with any Parity Securities and any other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly subordinated or senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary. If less than all distributions payable with respect to the Series A Preferred Units and any Parity Securities are paid, any partial payment shall be made pro rata with respect to Series A Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time.

As a holder of Series A Preferred Units you have extremely limited voting rights.

Your voting rights as a holder of Series A Preferred Units will be extremely limited. Holders of the Series A Preferred Units generally have no voting rights. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series A Preferred Units or any other Parity Securities are in arrears, the holders of Series A Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors). The right of such holders of Series A Preferred Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series A Preferred Units have been paid in full. Certain other limited protective voting rights are described in this prospectus under “Description of Series A Preferred Units — Voting Rights.”

The Series A Preferred Units are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series A Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series A Preferred Units are a new issue of securities with no established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. We intend to apply to list the Series A Preferred Units on the NYSE, but there can be no assurance that the NYSE will accept the Series A Preferred Units for listing. Even if the Series A Preferred Units are approved for listing by the NYSE, an active trading market on the NYSE for the units may not develop or, even if it develops, may not last, in which case the trading price of the Series A Preferred Units could be adversely affected and your ability to transfer your units will be limited. If an active trading market does develop on the NYSE, our Series A Preferred Units may trade at prices lower than the offering price. The trading price of our Series A Preferred Units would depend on many factors, including:

•	prevailing interest rates;
•	the market for similar securities;
•	general economic and financial market conditions;
•	our issuance of debt or preferred equity securities; and
•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in the Series A Preferred Units pending any listing of the Series A Preferred Units on the NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Market interest rates may adversely affect the value of our Series A Preferred Units.

One of the factors that will influence the price of our Series A Preferred Units will be the distribution yield on the Series A Preferred Units (as a percentage of the price of our Series A Preferred Units) relative to market interest rates. An increase in market interest rates, may lead prospective purchasers of our Series A Preferred Units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series A Preferred Units to decrease.

The Series A Preferred Units are redeemable at our option.

We may, at our option, redeem all or, from time to time, part of the Series A Preferred Units on or after October   , 2022. If we redeem your Series A Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Series A Preferred Units had such units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

Risks Related to Our Business

We have suspended the Acquisition, which may not close, and any settlement of GDF Suez’s performance claims may materially affect our Joint Ventures’ financial condition and results of operations.

On August 24, 2017, we announced that our wholly owned subsidiary had entered into a term sheet to acquire from MOL 23.5% of the shares of each of the Joint Ventures as well as 23.5% of the outstanding shareholder loans from MOL aggregating $1.5 million. The Joint Ventures own the FSRUs Neptune and GDF Suez Cape Ann, which operate under long-term time charters with GDF Suez. Pursuant to the charters, the Joint Ventures undertake to ensure that the vessels meet certain performance standards. The performance standards under each charter require that the vessel not exceed a maximum average daily boil-off of LNG, subject to certain contractual exclusions. Pursuant to the charters, the hire rate is subject to reduction by GDF Suez in the event of failure to satisfy the performance standards. GDF Suez requested that the Joint Ventures calculate and present the boil-off since the beginning of the time charters, compared with the maximum average daily boil-off allowed under the charters. On September 8, 2017, GDF Suez notified the Joint Ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. The claim asserted a gross amount of compensation for the excess boil-off volume but the claim recognized that the calculations required adjustment for allowable exclusions under the charters and requested the Joint Ventures provide updated calculations including the exclusions. The Joint Ventures do not agree with the basis for the claim. Depending on interpretations of the contractual provisions including exclusions to the performance standards, we estimate from our preliminary calculations based upon currently available information that our 50% share of the claim adjusted for exclusions could range from zero or negligible amounts to approximately $14 million. Accordingly, a settlement of the claim for boil-off with GDF Suez could materially adversely affect the Joint Ventures’ financial condition and results of operations. We have suspended the Acquisition pending further resolution of this matter. Closing of the Acquisition is subject to the execution of a definitive purchase agreement as well as certain other documentation and final board approvals. We cannot assure you that the Acquisition will close or close without material adjustments. Accordingly, if you decide to purchase Series A Preferred Units in this offering, you should be willing to do so whether or not we complete the Acquisition.

Further, although we are indemnified by Höegh LNG for our share of any losses and expenses related to or arising from the failure of either of the Neptune or the GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charter, any settlement with GDF Suez could materially adversely affect the Joint Ventures’ financial condition and results of operations. Also, Höegh LNG’s ability to make payments to us with respect to such indemnification obligations may be affected by events beyond our and its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its indemnification obligations to us may be impaired. If Höegh LNG is unable to meet its indemnification obligations to us or if either of the time charters is terminated by GDF Suez, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

We may experience operational problems with vessels that could reduce revenue, increase costs or lead to termination of our time charters.

FSRUs are complex and their operations are technically challenging. The operations of our vessels may be subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to each time charter, the vessels in our fleet must maintain certain specified performance standards, which may include a guaranteed speed or delivery rate of regasified natural gas, consumption of no more than a specified amount of fuel, not exceed a maximum average daily boil-off or energy balance, loss of earnings and certain liquidated damages payable under the charterer’s charter and other performance failures. In addition to the performance claims related to the FSRUs Neptune and GDF Suez Cape Ann described above, we are investigating a potential performance issue with EgyptCo with respect to the FSRU Höegh Gallant. If we fail to maintain these standards, we may be liable to our customers for reduced hire, damages, loss of earnings and certain liquidated damages payable under the charterer’s charter and, in certain circumstances, our customers may terminate their respective time charters. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we were not a PFIC for our 2016 taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that more than 25.0% of our gross income for our 2016 taxable year arose, and we expect that more than 25.0% of our gross income for the current and each future year will arise, from such time-chartering activities or other income our U.S. counsel has opined should not constitute passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of non-passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our 2016 taxable year, the current year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (or Fifth Circuit) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (or Code), relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (or IRS) stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $     million from the sale of Series A Preferred Units we are offering (or $     million if the underwriters exercise in full their option to purchase     additional Series A Preferred Units), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds from this offering to repay the approximately $34.4 million outstanding under the 8% seller’s credit note related to the Höegh Gallant acquisition. The remainder of the net proceeds will be used for general partnership purposes, which may include the repayment of additional indebtedness or the funding of acquisitions (including the potential Acquisition and/or the potential purchase of the 49% interest in Höegh LNG Colombia Holding Ltd. over which we have a right of first offer) or other capital expenditures.

The seller’s credit note bears interest at a rate of 8.0% per annum and matures on January 1, 2020. Proceeds from the seller’s credit note were used to partially finance the acquisition of the Höegh Gallant.

RATIO OF EARNINGS TO FIXED CHARGES AND TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges and the ratio of our consolidated earnings to our consolidated fixed charges and preferred unit distributions for the periods indicated.

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013
Ratio of earnings to fixed charges	2.67x	2.38x	2.70x	1.51x	0.93x
Ratio of earnings to fixed charges and preferred unit distributions(1)(2)	2.67x	2.38x	2.70x	1.51x	0.93x

(1)	For periods prior to our IPO, represents data for our predecessor in respect of the PGN FSRU Lampung and the Joint Ventures, which made up our fleet for periods prior to our IPO in August 2014. For purposes of calculating the ratio of earnings to fixed changes:
•	“fixed charges” means the sum of the following: (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses relating to indebtedness; and
•	“earnings” is the amount resulting from (a) adding (i) pre-tax income adjusted for equity in earnings (losses) of joint ventures, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributions from equity investees and (b) subtracting interest capitalized.
(2)	“Preferred unit distributions” represents the amount of pre-tax income that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. We did not have any preferred units outstanding during any of the periods covered in the table. Accordingly, the ratio of earnings to combined fixed charges and preferred unit distributions is the same as the ratio of earnings to fixed charges.

CAPITALIZATION

The following table sets forth:

•	our historical cash and capitalization as of June 30, 2017; and
•	our as adjusted cash and capitalization as of June 30, 2017, which gives effect to this offering and the application of the net proceeds therefrom as set forth in “Use of Proceeds.”

This table is derived from and should be read together with the historical financial statements and the accompanying notes incorporated by reference in this prospectus and the sections entitled “Operating and Financial Review and Prospects” contained in our 2016 Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Report on Form 6-K filed on August 24, 2017, each of which is incorporated by reference herein.

	As of June 30, 2017
	(U.S. Dollars in thousands)
	Historical	As Adjusted (1)(2)
Cash and cash equivalents	$15,452	$
Restricted cash(3)	25,994
Total cash and cash equivalents and restricted cash	$41,446	$
Debt:
Revolving credit and seller’s credit due to owners and affiliates(4)	$54,705	$
Current portion of long-term debt	45,458
Long-term debt, excluding seller’s credit and current portion	457,169
Total debt(5)	557,332
Equity:
Total partners’ capital	360,934
Non-controlling interest	90,182
Accumulated other comprehensive income (loss)	(5,785)
Total equity	451,116
Total capitalization	$1,008,448	$

(1)	Assumes the underwriters’ option to purchase additional Series A Preferred Units is not exercised. The table excludes the payment of a quarterly distribution on our common and subordinated units on August 14, 2017 of $14.4 million in the aggregate.
(2)	Does not include the effects of principal payments on our long-term debt totaling $3.29 million from July 1, 2017 to September 25, 2017 and a drawdown of $4.0 million under the revolving credit facility in August 2017.
(3)	Consists of short-term and long-term portions, amounting to $11.9 million and $14.1 million, respectively, as of June 30, 2017.
(4)	In August 2014, upon the closing of the IPO, we entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund our acquisitions and working capital requirements. The credit facility is unsecured and any outstanding balance is due January 1, 2020. As of June 30, 2017 and September 25, 2017, we had drawn $20.3 million and $24.3 million, respectively, on the $85 million revolving credit facility. The outstanding balance of $34.4 million under the seller’s credit note related to the Höegh Gallant acquisition is subordinated to our obligations under the Gallant facility and matures on January 1, 2020.
(5)	Because we account for our Joint Ventures under the equity method, the table does not reflect our 50% portion of the indebtedness of the two Joint Ventures. As of June 30, 2017, the two Joint Ventures had $233.9 million in long-term bank debt and $4.6 million in subordinated debt due to the joint venture owners.

DESCRIPTION OF SERIES A PREFERRED UNITS

The following description of the Series A Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our second amended and restated partnership agreement (or the partnership agreement), which is incorporated by reference into this prospectus, and sets forth the terms of the Series A Preferred Units. A copy of the partnership agreement may be obtained from us as described under “Where You Can Find More Information.”

General

The Series A Preferred Units offered hereby are a new series of preferred units. Upon completion of this offering, there will be      Series A Preferred Units issued and outstanding (or      Series A Preferred Units issued and outstanding if the underwriters exercise in full their option to purchase additional units). We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Units, authorize and issue additional Series A Preferred Units and Junior Securities (each as defined under “Summary — The Offering — Ranking”) and, subject to the limitations described under “— Voting Rights,” Senior Securities and Parity Securities (as defined under “Summary — The Offering — Ranking”).

The holders of our common units and subordinated units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by our board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units and subordinated units are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders any class or series of limited partner interests (including the Series A Preferred Units) having preferential rights to receive distributions of our assets.

The Series A Preferred Units will entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our board of directors out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus, the Series A Preferred Units offered hereby will be fully paid and nonassessable. Each Series A Preferred Unit will have a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “— Liquidation Rights.”

The Series A Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Units will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Units offered hereby will be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “— Book-Entry System.”

The Series A Preferred Units will not be convertible into common units or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Units will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units will be subject to redemption, in whole or in part, at our option commencing on October  , 2022. Please read “— Redemption.”

We have appointed Computershare Trust Company, N.A. as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series A Preferred Units. The address of the Paying Agent is 144 Fernwood Avenue, Edison, NJ 08837.

Ranking

The Series A Preferred Units will, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•	senior to the Junior Securities (including our common units and subordinated units);

•	on a parity with the Parity Securities;
•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and
•	junior to the Senior Securities.

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Units. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “— Voting Rights.”

Liquidation Rights

The holders of outstanding Series A Preferred Units will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common units, subordinated units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Units and any other Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Units and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Units and other Parity Securities, our remaining assets and funds will be distributed among the holders of the common units, subordinated units and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series A Preferred Units will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series A Preferred Units are in arrears (or Trigger Event), the holders of the Series A Preferred Units will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our board of directors will continue until such time as all distributions accumulated and in arrears on the Series A Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series A Preferred Units and any other Parity Securities to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Series A Preferred Units and any other Parity Securities shall be entitled to one vote on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series A Preferred Units are in arrears; or
•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series A Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series A Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Holders of Series A Preferred Units will be entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash distributions from October  , 2017.

Distribution Rate

Distributions on Series A Preferred Units will be cumulative, commencing on October  , 2017, and payable on each Distribution Payment Date, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. The initial distribution on the Series A Preferred Units will be payable on February 15, 2018 in an amount equal to $    per unit. Distributions on the Series A Preferred Units will accrue at a rate of  % per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

Distribution Payment Dates

The “Distribution Payment Dates” for the Series A Preferred Units will be each February 15, May 15, August 15 and November 15, commencing February 15, 2018. Distributions will accumulate in each distribution period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such distribution period, and distributions will accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series A Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months. “Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those distributions, if any, on the Series A Preferred Units that have been declared by our board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or Record Date) will be the fifth Business Day immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our board of directors in accordance with our partnership agreement, as amended.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the

Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Distribution Payment Date, to holders of the Series A Preferred Units on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series A Preferred Units and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series A Preferred Units and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time. Holders of the Series A Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “— Distributions — Distribution Rate,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series A Preferred Units.

Redemption

Optional Redemption

Commencing on October  , 2022, we may redeem, at our option, in whole or in part, the Series A Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Units to be redeemed and, if less than all outstanding Series A Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Units to be redeemed, and the Securities Depository will determine the number of Series A Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preferred Units for its own account). A participant may determine to redeem Series A Preferred Units from some beneficial owners (including the participant itself) without redeeming Series A Preferred Units from the accounts of other beneficial owners.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series A Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series A Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series A Preferred Units and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Units and any Parity Securities. Common units, subordinated units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series A Preferred Units and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series A Preferred Units will not have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our officers and directors, will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Book-Entry System

All Series A Preferred Units offered hereby will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by us), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Series A Preferred Units offered hereby will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series A Preferred Units offered hereby will be entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series A Preferred Units will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series A Preferred Units, each purchaser of Series A Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series A Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series A Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series A Preferred Units, no beneficial holder of the Series A Preferred Units will be deemed to be a unitholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Units, whether as a holder of the Series A Preferred Units for its own account or as a nominee for another holder of the Series A Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a description of certain material provisions of our partnership agreement. For additional information, we refer you to our partnership agreement which is incorporated by reference herein. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

Organization and Duration

We were formed on April 28, 2014 and have perpetual existence.

Purpose

Our purpose under our partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the provision of marine transportation services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner and our board of directors owe a contractual duty of good faith and fair dealing to the holders of the Series A Preferred Units pursuant to our partnership agreement. Our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units, subordinated units and other partnership interests, including to the holders of our Series A Preferred Units and incentive distribution rights.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights

Holders of the Series A Preferred Units generally have no voting rights. However, the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, is required prior to any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units. In addition, unless we receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities, we may not (i) issue any Parity Securities if the cumulative distributions on Series A Preferred Units are in arrears or (ii) create or issue any Senior Securities. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. Please read “Description of Series A Preferred Units — Voting Rights.”

In voting their common units, subordinated units or any Series A Preferred Units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights also applies to the Series A Preferred Units.

We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unitholders. Subordinated units will not be voted in the election of the elected directors.

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a single class, and a majority of the subordinated units voting as a single class; and
•	after the subordination period, the approval of a majority of the common units voting as a single class.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in the Partnership.

Amendment of our partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Partnership Agreement.”

Merger of the Partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read “— Merger, Sale, Conversion or Other Disposition of Assets.”
Dissolution of the Partnership	Unit majority and approval of our general partner and our board of directors. Please read “— Termination and Dissolution.”
Reconstitution of the Partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”
Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.
Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of the Partnership. Please read “— Withdrawal or Removal of our General Partner.”

Removal of our general partner	Not less than 75% of the outstanding common and subordinated units, including common and subordinated units held by our general partner and its affiliates, voting together as a single class. Please read “— Withdrawal or Removal of our General Partner.”

Action	Unitholder Approval Required and Voting Rights
Transfer of our general partner interest in us	Our general partner may transfer its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2024. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of a merger or consolidation with or into, or sale of all or substantially all of the assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2019. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in General Partner.” However, during the term of the shareholders’ agreement governing the Joint Ventures, Höegh LNG is required to continue to directly or indirectly maintain the ability to control our general partner pursuant to an agreement with MOL.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
•	brought in a derivative manner on our behalf;
•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;
•	asserting a claim arising pursuant to any provision of the Marshall Islands Act; and
•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;
•	to elect four of our seven directors;
•	to approve some amendments to our partnership agreement; or
•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the limited partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it was determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders other than the limited approval rights of the holders of the Series A Preferred Units described under “Description of Series A Preferred Units — Voting Rights.” However, our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

We may fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units or Series A Preferred Units we issue will be entitled to share equally with the then-existing holders of common units or Series A Preferred Units, as applicable, in our distributions. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units, subordinated units or Series A Preferred Units are not entitled.

Our general partner and its affiliates will have the right, which the general partner may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other unitholders will not have similar pre-emptive rights to acquire additional common units or other partnership interests.

Tax Status

Our partnership agreement provides that the Partnership will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units must approve certain amendments as described under “Description of Series A Preferred Units — Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit approval or approval of Series A Preferred Units voting as a class together with any other Parity Securities, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;
(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;
(3)	change the term of the Partnership;
(4)	provide that the Partnership is not dissolved upon an election to dissolve the Partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or
(5)	give any person the right to dissolve the Partnership other than the right of our general partner and our board of directors to dissolve the Partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;
(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
(3)	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;
(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;
(5)	subject to the limited approval rights of holders of Series A Preferred Units described under “Description of Series A Preferred Units — Voting Rights,” an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:
•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights;
•	the implementation of the provisions relating to Höegh LNG’s right to reset the incentive distribution rights in exchange for common units;

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors; or
•	any amendment expressly permitted in our partnership agreement to be made by our board of directors acting alone;
(6)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;
(7)	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;
(8)	a change in our fiscal year or taxable year and related changes;
(9)	certain mergers or conveyances as set forth in our partnership agreement; or
(10)	any other amendments substantially similar to any of the matters described in clauses (1) through (9) above.

In addition, our board of directors may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of the holders of the Series A Preferred Units and the holders of other Parity Securities, if any) or our general partner if our board of directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) or our general partner in any material respect;
(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;
(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;
(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our partnership agreement; or
(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— Amendment of Our Partnership Agreement — No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units (other than Series A Preferred Units) in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner. However, to the fullest extent permitted by law, our board of directors and our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;
(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;
(3)	the entry of a decree of judicial dissolution of us; or
(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidation rights of holders of Series A Preferred Units are described under “Description of Series A Preferred Units — Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 75% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 25% of the outstanding common units and subordinated units by our general partner and its affiliates or the control of our board of directors by our general partner and its affiliates would provide the practical ability to prevent our general partner’s removal. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;
•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and
•	the holder of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest owned by the departing general partner for a cash payment equal to the fair market value of that interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and the incentive distribution rights of any holder thereof will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or
•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders. However, during the term of the SRV Joint Gas shareholders’ agreement governing the Joint Ventures, Höegh LNG is required to continue to directly or indirectly maintain the ability to control our general partner pursuant to an agreement with MOL.

Transfer of Incentive Distribution Rights

Höegh LNG or its affiliates, or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity, without the prior approval of the unitholders. Prior to June 30, 2019, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by Höegh LNG and its affiliates. On or after June 30, 2019, the incentive distribution rights will be freely transferable.

Transfer of Common Units, Subordinated Units and Series A Preferred Units

By transfer of common units, subordinated units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units, subordinated units or Series A Preferred Units automatically is admitted as a limited partner with respect to the common units, subordinated units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;
•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement; and
•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit, subordinated unit or Series A Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units, subordinated units or Series A Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred units. Until a common unit, subordinated unit or Series A Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner of such unit for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Höegh LNG GP LLC as our general partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights does not apply to the Series A Preferred Units.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;
•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and
•	our general partner’s non-economic general partner interest and the incentive distribution rights (initially owned by Höegh LNG) will be converted into cash or common units.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class or series, except for the Series A Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class or series held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the Partnership interests of such class or series over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class or series during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner’s right to purchase outstanding partnership interests, a holder of partnership interests (except for the Series A Preferred Units) may have the holder’s partnership interests purchased at an undesirable time or price.

Board of Directors

Under our partnership agreement, our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our board of directors currently consists of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;
•	the number of common units beneficially owned by the limited partner or limited partners;
•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;
•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and
•	a certification that the nominee(s) qualify as elected board members.

Upon a Trigger Event (as defined under “Description of Series A Preferred Units — Voting Rights”), the holders of Series A Preferred Units (together with holders of all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable) will have the right to replace one of the members of our board of directors appointed by our general partner with a member nominated by such holders (or Holders’ Nominee), such nominee to serve until the payment of all accrued and unpaid distributions in respect of the Series A Preferred Units and such Parity Securities has been made. Upon payment of all accrued and unpaid distributions then outstanding in respect of the Series A Preferred Units and such Parity Securities, the Holders’ Nominee will agree to resign from the board, effective immediately, unless and until a subsequent Trigger Event, if any, occurs. Subject to the preceding sentence, any Holders’ Nominee may be removed at any time without cause only by the holders of a majority of the Series A Preferred Units and the holders of any other series of such Parity Securities, voting together as a class. If any Holders’ Nominee is removed, resigns or is otherwise unable to serve as a member of the board of directors, the holders of a majority of the outstanding Series A Preferred Units and, if applicable, any other Parity Securities, voting together as a class, shall appoint an individual to fill the vacancy.

Subject to the rights of the holders of the Series A Preferred Units with regard to the Holders’ Nominee, our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Holders of the Series A Preferred Units generally have no voting rights. However, holders of the Series A Preferred Units have limited voting rights as set forth under “Description of Series A Preferred Units — Voting Rights.”

We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class or series for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Interests.” However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights also applies to the Series A Preferred Units. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units, subordinated units or Series A Preferred Units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “— Limited Liability,” the common units, subordinated units and Series A Preferred Units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units, subordinated units or Series A Preferred Units in accordance with our partnership agreement, each transferee of units will be admitted as a limited partner with respect to the units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;
(2)	any departing general partner;
(3)	any person who is or was an affiliate of our general partner or any departing general partner;
(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in clause (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;
(6)	our officers;
(7)	any person designated by our board of directors; and
(8)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary historical financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;
(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;
(3)	copies of our partnership agreement, the certificate of limited partnership of the Partnership and related amendments;
(4)	information regarding the status of our business and financial position; and
(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Höegh LNG GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Höegh LNG, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner, which is managed by its board of directors, has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. Certain of our directors are also be officers and directors of Höegh LNG or its affiliates and have fiduciary duties to Höegh LNG or its affiliates that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and Höegh LNG and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

The Partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that for nonresident entities such as us, the Marshall Islands Act should be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware of the United States of America, and insofar as it does not conflict with any other provision of the Marshall Islands Act, or the decisions of the High and Supreme Courts of the Republic of the Marshall Islands which take precedence, the non-statutory law (case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and restrict the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under our partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;
•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or
•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to believe that he is acting in the best interests of the Partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;
•	cash expenditures;
•	borrowings;
•	estimates of maintenance and replacement capital expenditures;
•	the issuance of additional units; and
•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or
•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires Höegh LNG to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Höegh LNG’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Höegh LNG, which may be contrary to our interests.

Certain of our directors are also be directors of Höegh LNG and its affiliates, such directors have fiduciary duties to Höegh LNG and its affiliates that may cause them to pursue business strategies that disproportionately benefit Höegh LNG, or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Höegh LNG.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its board of directors, which will be appointed by Höegh LNG. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Höegh LNG Management, which provides certain technical and maritime management and crewing of the vessels to our operating company and joint ventures, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of Höegh LNG Management to enter into any contracts of this kind.

Partnership securities, except for the Series A Preferred Units, are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase partnership securities (other than the Series A Preferred Units) as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “Our Partnership Agreement — Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for unitholders.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Höegh LNG, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of the Partnership, will not engage in, by acquisition or otherwise, certain business or activities described in our omnibus agreement to which we, our general partner and Höegh LNG are parties. Similarly, under the omnibus agreement, Höegh LNG has agreed and will cause its controlled affiliates to agree, for so long as Höegh LNG controls the Partnership, not to engage in certain businesses or activities. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Marshall Islands limited partnerships may, in their partnership agreements, expand or restrict the fiduciary duties otherwise owed by our general partner and other persons to the limited partners and the limited partnership.

In addition, our subsidiaries have entered into services agreements, and may enter into additional agreements with Höegh LNG and certain of its subsidiaries, including Höegh LNG Management. In the performance of their obligations under these agreements, Höegh LNG and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Höegh LNG, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;
•	material modifications of these duties contained in our partnership agreement; and
•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a limited partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a limited partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the limited partnership in the conduct or winding up of the limited partnership business or affairs as or on behalf of a party having an interest adverse to the limited partnership, refrain from competing with the limited partnership in the conduct of the limited partnership business or affairs before the dissolution of the limited partnership, and to account to the limited partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the limited partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a limited partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the limited partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands to the extent permitted by law. Such standards, such as the duty of care and duty of loyalty, are described in the immediately preceding paragraph under “— Marshall Islands law fiduciary duty standards.” In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct. In the absence of these specific provisions contained in our partnership agreement, our general partner would, and our directors may be subject to the fiduciary duty standards set forth under “— Marshall Islands law fiduciary duty standards.”

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows our partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the Partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of unitholders, the Marshall Islands Act permits a limited partner or an assignee of a partnership interest to bring an action in the High Court of the Marshall Islands in the right of a limited partnership to recover a judgment in its favor if general partners with authority to do so have refused to bring the action or if an effort to cause those general partners to bring the action is not likely to succeed.

In becoming one of our limited partners, a unitholder effectively agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a limited partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct.

We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective holders of Series A Preferred Units and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, U.S. Treasury Regulations (or Treasury Regulations), and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

The following discussion applies only to beneficial owners of Series A Preferred Units that hold the Series A Preferred Units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as holders of Series A Preferred Units subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our Series A Preferred Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Series A Preferred Units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our Series A Preferred Units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our current and prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. estate, gift or alternative minimum tax considerations or any state, local, or foreign tax considerations concerning the ownership or disposition of Series A Preferred Units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each current and prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of Series A Preferred Units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of Series A Preferred Units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Series A Preferred Units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our Series A Preferred Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our Series A Preferred Units. Distributions in excess of our earnings and profits allocated to our Series A Preferred Units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A Preferred Units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our Series A Preferred Units generally will be treated as foreign source income that is “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our Series A Preferred Units by a U.S. Holder that is an individual, trust or estate (or U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (1) our Series A Preferred Units are readily tradable on an established securities market in the United States (such as the NYSE, on which we intend to apply to have our Series A Preferred Units listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “— PFIC Status and Significant Tax Consequences”); (3) the U.S. Individual Holder has owned the Series A Preferred Units for more than 60 days during the 121-day period beginning 60 days before the date on which the Series A Preferred Units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such Series A Preferred Units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In addition, the preferential rate on dividends does not apply to dividends received by a U.S. Individual Holder to the extent that the U.S. Individual Holder elects to treat such dividends as investment income that may be offset by investment expenses. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our Series A Preferred Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our Series A Preferred Units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our Series A Preferred Units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a Series A Preferred Unit that is equal to or in excess of 5.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such Series A Preferred Unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our Series A Preferred Units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such Series A Preferred Units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Series A Preferred Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Series A Preferred Units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its Series A Preferred Units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “— Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (1) “net investment income” or (2) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our Series A Preferred Units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we are treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Series A Preferred Units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or
•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) at the end of each quarter of such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation and an opinion of counsel, we believe that we were not a PFIC for any prior taxable year and we expect that we will not be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that more than 25.0% of our gross income for all of our previous taxable years arose, and we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise, from such or similar time-chartering activities or other income our counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. Assuming the accuracy of representations we have made to our U.S. counsel for purposes of this opinion, our U.S. counsel is of the opinion that we should not be a PFIC for any of our previous taxable years, and assuming the composition of our income and assets is consistent with these expectations for our current and future years, we should not be a PFIC for our current or any future taxable year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the Fifth Circuit’s holding in Tidewater and its position that the marine time charter agreements at issue in Tidewater should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to our current or any future taxable year, we cannot assure unitholders that the nature of our operations will not change and that we will not become a PFIC in our current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC over the subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder would be able to make a “mark-to-market” election with respect to our Series A Preferred Units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our Series A Preferred Units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an Electing Holder), then, for U.S. federal income tax purposes, that Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the Series A Preferred Units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in Series A Preferred Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our Series A Preferred Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our Series A Preferred Units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Series A Preferred Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s Series A Preferred Units at the end of the taxable year over the holder’s adjusted tax basis in the Series A Preferred Units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Series A Preferred Units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its Series A Preferred Units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Series A Preferred Units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the Series A Preferred Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Series A Preferred Units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Series A Preferred Units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Series A Preferred Units;
•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our Series A Preferred Units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our Series A Preferred Units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Series A Preferred Units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a “Non-U.S. Holder.” If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our Series A Preferred Units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our Series A Preferred Units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. The after-tax amount of any effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30.0% rate (or, if applicable, a lower treaty rate). However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our Series A Preferred Units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax at a 30.0% rate (or, if applicable, a lower treaty rate) on gain resulting from the disposition of our Series A Preferred Units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed or they meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of Series A Preferred Units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on a properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding the reporting obligations, if any, that would result from the purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSIDERATIONS

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of and do not reside in, maintain offices in or engage in business or transactions in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to any offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Series A Preferred Units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of Series A Preferred Units.

Norwegian Tax Consequences

The following is a discussion of the material Norwegian tax consequences that may be relevant to current and prospective unitholders who are persons not resident in Norway for taxation purposes, which we refer to as “Non-Norwegian Holders” and is the opinion of Advokatfirmaet Thommessen AS, our counsel as to taxation matters under the laws of the Kingdom of Norway, insofar as it contains legal conclusions based on the application of the taxation laws of the Kingdom of Norway to our particular factual circumstances. Prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our Series A Preferred Units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

Under the Norwegian Tax Act on Income and Wealth, Non-Norwegian Holders will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the Series A Preferred Units, provided that we are not treated as carrying on business in Norway, and the Non-Norwegian Holder is not engaged in a Norwegian trade or business to which the Series A Preferred Units are effectively connected, or if the Non-Norwegian Holder is a resident in a country that has an income tax treaty with Norway, such holder does not have a permanent establishment in Norway to which the Series A Preferred Units are effectively connected.

A Non-Norwegian Holder that carries on a business in Norway through a partnership is subject to Norwegian tax on income derived from the business if managed from Norway or carried on by the Partnership in Norway.

We believe that we will be able to conduct our affairs so that Non-Norwegian Holders should not be subject to Norwegian tax on the acquisition, holding, disposition or redemption of the Series A Preferred Units. However, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. We intend to conduct our affairs in a manner consistent with Norwegian tax practice so that our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their Series A Preferred Units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Norwegian Tax Act on Income and Wealth, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to current and prospective Series A Preferred unitholders who are persons not resident and not domiciled in the United Kingdom for taxation purposes (and who are persons who have not been resident or domiciled for tax purposes in the United Kingdom) and who do not hold their Series A Preferred Units as part of a trade, profession or vocation carried on in the United Kingdom (or Non-UK Holders) and, insofar as it contains legal conclusions based on the application of the taxation laws of the United Kingdom to our particular factual circumstances, is the opinion of Vinson & Elkins L.L.P., our counsel as to taxation matters under the laws of the United Kingdom.

Current and prospective Series A Preferred unitholders who are, or have been, resident or domiciled in the United Kingdom for taxation purposes, or who hold their Series A Preferred Units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our Series A Preferred Units and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed).

The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HM Revenue and Customs as at the date of this document, both of which are subject to change, possibly with retrospective effect. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

Taxation of income and disposals.  We expect to conduct our affairs so that Non-UK Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from the Partnership. Distributions on our Series A Preferred Units may be made to Non-UK Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes.  No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issue of Series A Preferred Units to unitholders or the transfer of Series A Preferred Units in the Partnership.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

TAXATION OF THE PARTNERSHIP

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us and is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions based upon the application of U.S. federal income tax law to our particular factual circumstances. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon provisions of the Code as in effect on the date of this prospectus supplement, existing final and temporary Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below. Statements contained herein that “we believe,” “we expect” or similar phrases are not legal conclusions or opinions of counsel. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States, unless such income is exempt from tax under Section 883 of the Code or otherwise.

Taxation of Operating Income

Substantially all of our gross income is attributable, and we expect it will continue to be attributable, to the transportation, regasification and storage of LNG. Gross income generated from regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax on a gross basis as described below. Gross income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax.

We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income, and we currently do not anticipate providing any regasification or storage services within the territorial seas of the United States. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless an exemption from U.S. taxation applies under Section 883 of the Code (the “Section 883 Exemption”).

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our current ownership structure, the Section 883 Exemption applies and we are not subject to U.S. federal income tax on our U.S. Source International Transportation Income.

We qualify for the Section 883 Exemption for a particular taxable year if, among other things, we meet the following three requirements:

•	we are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);
•	we satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and
•	we meet certain substantiation, reporting and other requirements.

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

Even if a class of equity interests satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test for a taxable year if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (the “Closely Held Block Exception”). For purposes of identifying its 5.0% unitholders, a non-U.S. corporation is entitled to rely on Schedule 13D and Schedule 13G filings with the SEC. In addition, an investment company that is registered under the Investment Company Act of 1940, as amended, is not treated as a 5.0% unitholder. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

As set forth above, as an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation may qualify for the Section 883 Exemption by satisfying the Qualified Shareholder Stock Ownership Test. A corporation generally will satisfy the Qualified Shareholder Stock Ownership Test if more than 50.0% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;
•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or
•	certain other qualified persons described in the Section 883 Regulations (which we refer to collectively as Qualified Shareholders).

We believe that we currently satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements. First, we are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our joint ventures and subsidiaries) should be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Our common units are traded only on the New York Stock Exchange, which is considered to be an established securities market. We expect that our Series A Preferred Units will also be traded only on the New York Stock Exchange. Thus, the number of our common units and our Series A Preferred Units that is or is expected to be traded on the New York Stock Exchange exceeds the number of each such class of units that is traded on any other securities market, and this is not expected to change. Assuming the accuracy of this representation, our U.S. counsel is of the opinion that our equity interests are and will continue to be “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Although the matter is not free from doubt, based upon our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we have represented to our U.S. counsel that our common units and Series A Preferred Units will represent more than 50.0% of the total value of all of our outstanding equity interests, and we have represented that such units represent more than 50% of the total combined voting power of our equity interests. In addition, we believe and have represented to our U.S. counsel that our common units currently satisfy, and expect that our common units and our Series A Preferred Units will each continue to satisfy, the listing and trading volume requirements described previously. Assuming the accuracy of these representations, our U.S. counsel is of the opinion that our equity interests are and will continue to be “regularly traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception, and our U.S. counsel has not rendered an opinion with respect to this limitation. Nevertheless, we believe that our common units have not lost, and our common units and our Series A Preferred Units will not lose, eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the current ownership of our common units and the anticipated ownership of our Series A Preferred Units. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2015 and 2016, and we expect that we will satisfy the Publicly Traded Test for the current and all future taxable years.

The legal conclusions of counsel described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we believe that, assuming the factual requirements described above are satisfied, our common units and Series A Preferred Units should be considered to be “regularly traded” on an established securities market and that we satisfy the requirements of the Section 883 Exemption, it is possible that the IRS would assert that our common units and Series A Preferred Units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please read “—The Net Basis and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the tax consequences in the event we do not qualify for the Section 883 Exemption.

In the event we are not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for that year provided Höegh LNG owns more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Höegh LNG itself meets the Publicly Traded Test for such year and Höegh LNG provides us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Based on representations made by Höegh LNG with respect to its present share ownership, exchange-traded shares and trading volumes, we believe Höegh LNG presently meets the Publicly Traded Test, and Höegh LNG has agreed to provide the information referenced above. However, there can be no assurance that Höegh LNG will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Höegh LNG may not own more than 50.0% of the value of our outstanding equity interests for the current or any future year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Höegh LNG of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income would be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income would be treated as Effectively Connected Income. Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or is received pursuant to vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage activities will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or vessel leasing attributable to a fixed place of business in the United States or earn income from regasification or storage activities within the territorial seas of the United States, in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (imposed at rates of up to 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

Taxation of Gain from the Sale of a Vessel

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income”, 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

UNDERWRITING

Morgan Stanley & Co. LLC, UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase severally and not jointly, and we have agreed to sell to that underwriter, the number of Series A Preferred Units set forth opposite the underwriter’s name.

Underwriter	Number of Series A Preferred Units
Morgan Stanley & Co. LLC
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
Total

The underwriting agreement will provide that the obligations of the underwriters to purchase the Series A Preferred Units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Series A Preferred Units (other than those covered by the option to purchase additional Series A Preferred Units described below) if they purchase any of the Series A Preferred Units.

Option to Purchase Additional Series A Preferred Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to      additional Series A Preferred Units at the public offering price less the underwriting discount solely to cover over-allotments, if any. To the extent the option is exercised, each underwriter must purchase a number of additional Series A Preferred Units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the Series A Preferred Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Series A Preferred Units to dealers at the public offering price less a concession not to exceed $     per unit. The underwriters may allow, and the dealers may reallow, a discount not in excess of $       per unit to other dealers. If all of the Series A Preferred Units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Series A Preferred Units.

	No Exercise	Full Exercise
Per Series A Preferred Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, excluding the underwriting discounts, will be approximately $    .

Lock-Up Agreement

We, our general partner and our operating company have agreed that, for a period of 30 days after the date of this prospectus supplement and subject to certain exceptions, we will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. LLC, UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated, (1) offer, sell, contract to sell, pledge, or otherwise dispose of or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any person in privity with us, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position (within the meaning of Section 16 of the Exchange Act) in any Series A Preferred Units or any securities that are substantially similar to the Series A Preferred Units or (2) publicly announce an intention to effect any such transaction.

The representatives, in their discretion, may release any of the Lock-up Securities in whole or in part at any time without notice.

NYSE Listing

The Series A Preferred Units are a new issue of securities with no established trading market. We intend to apply to list the Series A Preferred Units on the NYSE under the symbol “HMLP PRA”. If the application is approved, trading of the Series A Preferred Units on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Units. The underwriters have advised us that they intend to make a market in the Series A Preferred Units before commencement of trading on the NYSE. They will have no obligation to make a market in the Series A Preferred Units, however, and may cease market-making activities, if commenced, at any time. Accordingly, an active trading market on the NYSE for the Series A Preferred Units may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Series A Preferred Units could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer Series A Preferred Units at the time and price desired will be limited.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Series A Preferred Units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing Series A Preferred Units. However, the underwriters may engage in transactions that have the effect of stabilizing the price of the Series A Preferred Units, such as bids or purchases and other activities that peg, fix or maintain that price.

In connection with this offering, the underwriters may bid for or purchase and sell Series A Preferred Units in the open market. These transactions may include stabilizing transactions, short sales and purchases on the open market to cover positions created by short sales. Stabilizing transactions consist of various activities such as purchases of Series A Preferred Units made by the underwriters in the open market prior to the completion of the offering. Short sales involve the sale by the underwriters of a greater number of Series A Preferred Units than they are required to purchase in this offering. Short sales may be “Covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional units referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional Series A Preferred Units, in whole or in part, or by purchasing our Series A Preferred Units in the open market. In making this determination, the underwriters will consider, among other things, the price of our Series A Preferred Units available for purchase in the open market compared to the price at which the underwriters may purchase our Series A Preferred Units through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A Preferred Units in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase our Series A Preferred Units in the open market to cover the position.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of the Series A Preferred Units or preventing or retarding a decline in the market price of Series A Preferred Units. As a result, the price of the Series A Preferred Units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of Series A Preferred Units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Alternative Settlement

We expect delivery of the Series A Preferred Units will be made against payment therefor on or about           , 2017, which will be the fifth business day following the date of pricing of the Series A Preferred Units (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Units will be required, by virtue of the fact that the Series A Preferred Units initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our Series A Preferred Units may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our Series A Preferred Units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our Series A Preferred Units shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our Series A Preferred Units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Series A Preferred Units to be offered so as to enable an investor to decide to purchase any of our Series A Preferred Units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

LEGAL MATTERS

Certain legal matters with respect to the offering will be passed upon for us by Vinson & Elkins L.L.P., Washington, D.C. The validity of the Series A Preferred Units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated and combined carve-out financial statements of Höegh LNG Partners LP and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 appearing in our annual report on Form 20-F for the year ended December 31, 2016 (including schedules appearing therein) have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon incorporated by reference into this prospectus. Such financial statements are incorporated herein by reference in reliance on such reports, given on the authority of such firm as experts in accounting and auditing.

Ernst & Young AS is located at Dronning Eufemias Gate 6, Oslo Atrium, P.O. Box 20, NO-0051 Oslo, Norway.

EXPENSES

The following table sets forth costs and expenses, other than the underwriting discounts and commissions, in connection with the issuance and distribution of the Series A Preferred Units covered by this prospectus supplement. All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the NYSE listing fee.

SEC registration fee attributable to this offering	$
Financial Industry Regulatory Authority filing fee attributable to this offering
NYSE listing fee
Legal fees and expenses
Accounting fees and expenses
Printing costs
Transfer agent fees
Miscellaneous
Total	$

PROSPECTUS

Höegh LNG Partners LP

Common Units Representing Limited Partnership Interests
Other Classes of Units Representing Limited Partnership Interests
Options
Warrants
Rights
Debt Securities

We may from time to time, in one or more offerings, offer and sell common units and other units representing limited partner interests in Höegh LNG Partners LP, as well as options, warrants or rights to purchase common units or other classes of units or any combination thereof, and the debt securities described in this prospectus. We refer to the common units and other units representing limited partner interests in Höegh LNG Partners LP, the options, warrants and rights to purchase common units or other classes of units and the debt securities collectively as the “securities.” The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $600 million.

Höegh LNG Holdings Ltd., the selling unitholder, may from time to time, in one or more offerings, offer and sell up to 2,116,060 common units. We will not receive any proceeds from the sale of these common units by the selling unitholder. For a more detailed discussion of the selling unitholder, please read “Selling Unitholder.”

We or the selling unitholder may offer and sell these securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offering. This prospectus describes only the general terms of these securities and the general manner in which we or the selling unitholder will offer the securities. The specific terms of any securities we or the selling unitholder offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we or the selling unitholder will offer the securities and also may add, update or change information contained in this prospectus. The names of any underwriters and the specific terms of a plan of distribution will be stated in the prospectus supplement.

Our common units are traded on the New York Stock Exchange (the “NYSE”), under the symbol “HMLP.” We will provide information in the related prospectus supplement for the trading market, if any, for any securities that may be offered.

Investing in our securities involves risks. You should carefully consider the risk factors described under “Risk Factors” on page 7 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 16, 2016.

i

In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this prospectus. Neither we nor the selling unitholder have authorized anyone else to give you different information. Neither we nor the selling unitholder are offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission (the “SEC”), incorporated by reference in this prospectus.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may over time, in one or more offerings, offer and sell up to $600 million in total aggregate offering price of any combination of the securities described in this prospectus. In addition, the selling unitholder may over time, in one or more offerings, offer and sell up to 2,116,060 of our common units.

This prospectus provides you with a general description of Höegh LNG Partners LP and the securities that are registered hereunder that may be offered by us or the selling unitholder. Each time we or the selling unitholder sell any securities offered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. Because the selling unitholder may be deemed to be “underwriter” under the Securities Act of 1933, as amended (or the Securities Act), each time the selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about the selling unitholder and the terms of the common units being offered in the manner required by the Securities Act. Any prospectus supplement may also add, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

The information in this prospectus is accurate as of its date. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Before you invest in our securities, you should carefully read this prospectus, including the “Risk Factors,” any prospectus supplement, the information incorporated by reference in this prospectus and any prospectus supplement (including the documents described under the heading “Where You Can Find More Information” in both this prospectus and any prospectus supplement) and any additional information you may need to make your investment decision.

References in this prospectus to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. Unless the context requires otherwise, references in this prospectus to our or the “joint ventures” refer to the joint ventures that own two of the vessels in our fleet (the GDF Suez Neptune and the GDF Suez Cape Ann). References in this prospectus to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this prospectus to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this prospectus to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this prospectus to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to “PT Hoegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this prospectus to “Höegh FSRU III” refer to Hoegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this prospectus to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. You may read and copy any materials we file with the SEC, including the registration statement and exhibits, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You may also obtain information about us at the offices of the NYSE at 20 Broad Street, New York, NY, 10005, or on our website at www.hoeghlngpartners.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we are required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website, also provided above, will make our annual reports on Form 20-F and our periodic reports filed with the SEC available, free of charge, through our website as soon as reasonably practicable after those reports are electronically filed with the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 28, 2016 (our “2015 Annual Report”);
•	our report on Form 6-K for the quarterly period ended March 31, 2016 filed on May 31, 2016, report on Form 6-K for the quarterly period ended June 30, 2016 filed on August 25, 2016 and report on Form 6-K filed on September 26, 2016;

•	all our annual reports on Form 20-F, and all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to completion of this offering;
•	all our annual reports on Form 20-F, and all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement of which this prospectus is a part; and
•	the description of our common units contained in our Registration Statement on Form 8-A filed on August 4, 2014, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our website at www.hoeghlngpartners.com, or by writing or calling us at the following address:

Höegh LNG Partners LP
Wessex House, 5th Floor
45 Reid Street
Hamilton, HM 12
Bermuda
+441-295-6815

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this prospectus and include statements with respect to, among other things:

•	statements about FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;
•	our anticipated growth strategies;
•	our anticipated receipt of dividends and repayment of indebtedness from our subsidiaries and joint ventures;
•	effects of volatility in global prices for crude oil and natural gas;
•	the effect of the worldwide economic environment;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs;
•	our ability to make or increase cash distributions on our units and the amount of any such distributions;
•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
•	the future financial condition of our existing or future customers;
•	our ability to make additional borrowings and to access public equity and debt capital markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our customers;
•	our ability to maintain long-term relationships with our customers;
•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
•	our ability to purchase vessels from Höegh LNG in the future; including the Independence, the Höegh Grace or Höegh LNG’s other newbuildings;
•	our ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;
•	our continued ability to enter into long-term, fixed-rate charters;
•	the operating performance of our vessels;
•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	timely acceptance of our vessels by their charterers;
•	termination dates and extensions of charters;
•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;
•	availability of skilled labor, vessel crews and management;
•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;
•	the anticipated taxation of the Partnership and distributions to unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations
•	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures; and
•	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this prospectus are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors” and those risks discussed in reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

ABOUT HÖEGH LNG PARTNERS LP

We were formed on April 28, 2014, as a growth-oriented limited partnership by Höegh LNG Holdings Ltd. (Oslo Børs symbol: HLNG), a leading floating LNG service provider. Our strategy is to own, operate and acquire floating storage and regasification units (“FSRUs”), LNG carriers and other LNG infrastructure assets that are operating under long-term charters. Our current fleet consists of interests in four modern FSRUs.

On August 12, 2014, we completed our initial public offering (our “IPO”). At the closing of the IPO, we sold 11,040,000 common units to the public for net proceeds, after deduction of underwriters’ discount and offering expenses, of $203.5 million. We also issued 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58.0% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) to Höegh LNG. A wholly owned subsidiary of Höegh LNG owns a non-economic general partner interest in us.

We were formed under the laws of the Marshall Islands and maintain our principal place of business at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM 12, Bermuda. Our telephone number at that address is +441-295-6815.

RISK FACTORS

An investment in our securities involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this prospectus and any prospectus supplement, including those in “Item 3. Key Information — Risk Factors” in our 2015 Annual Report, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein, in evaluating an investment in the securities. If any of these risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

Except as otherwise provided in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, including repayment of debt (including debt owed to Höegh LNG), acquisitions, capital expenditures and additions to working capital.

The actual application of proceeds we receive from any particular primary offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

We will not receive any of the proceeds from the sale of common units by the selling unitholder.

CAPITALIZATION

The following table shows our historical cash and capitalization as of June 30, 2016. This table is derived from our consolidated and combined carve-out financial statements, including accompanying notes, incorporated by reference in this prospectus. You should read this table in conjunction with the section entitled “Operating and Financial Review and Prospects” and our consolidated and combined carve-out financial statements and the related notes thereto, which are incorporated by reference herein from our 2015 Annual Report and our Form 6-K for the six months ended June 30, 2016.

As of June 30, 2016
(In thousands)
Cash and cash equivalents	$18,006
Restricted cash(1)	24,971
Total cash and cash equivalents and restricted cash	$42,977
Debt:
Amounts, loans and promissory notes due to owners and affiliates(2)	9,569
Seller’s credit note(3)	47,000
Current portion of long-term debt	32,208
Long-term debt, excluding sellers’ credit note and current portion	315,573
Total debt	$404,350
Equity:
Total partners’ capital	$239,637
Accumulated other comprehensive income (loss)	(15,774)
Total equity	$223,863
Total capitalization	$628,213

(1)	Consists of short-term and long-term portions, amounting to $10,331 and $14,640, respectively.
(2)	Amounts, loans and promissory notes due to owners and affiliates includes $6,625 for the working capital adjustment for the acquisition of the subsidiary that indirectly owns the Höegh Gallant
(3)	The seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility and matures on January 1, 2020.

Each prospectus supplement will include updated information on our capitalization.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

	Six Months Ended June 30, 2016	Year Ended December 31,
		2015	2014	2013
Ratio of earnings to fixed charges(1)	2.29x	2.70x	1.51x	0.93x

(1)	For periods prior to our IPO, represents data for our predecessor in respect of the PGN FSRU Lampung and the joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann, which made up our fleet for periods prior to our IPO in August 2014.

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” means the sum of the following: (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses related to indebtedness.;
•	“earnings” is the amount resulting from (a) adding (i) pre-tax income adjusted for equity in earnings (losses) of joint ventures, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributions from equity investees and (b) subtracting interest capitalized.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of September 23, 2016, the total number of common units outstanding was 13,166,710 of which 2,116,060 common units were held by Höegh LNG. Our common units were first offered on the NYSE on August 7, 2014 at an initial price of $20 per unit. Our common units are traded on the NYSE under the symbol “HMLP”.

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the NYSE, and quarterly cash distributions declared per common unit. The last reported sale price of our common units on the NYSE on September 23, 2016 was $17.12 per unit.

	High	Low	Cash Distributions per Unit(6)
Year ended December 31, 2016(1)	$19.56	$11.50
Year ended December 31, 2015	23.97	12.50
Year ended December 31, 2014(2)	26.50	16.26
Third quarter 2016(3)	19.36	17.08
Second quarter 2016	19.32	16.51	$0.4125
First quarter 2016	18.45	11.50	0.4125
Fourth quarter 2015	18.82	12.50	0.4125
Third quarter 2015	21.80	15.70	0.3375
Second quarter 2015	23.46	19.01	0.3375
First quarter 2015	23.97	17.80	0.3375
Fourth quarter 2014	24.73	16.26	0.3375
Third quarter 2014(4)	26.50	21.75	0.1834	(7)
Month ended September 30, 2016(5)	19.00	17.08
Month ended August 31, 2016	19.36	18.03
Month ended July 31, 2016	19.56	17.55
Month ended June 30, 2016	18.64	17.00
Month ended May 31, 2016	18.25	16.67
Month ended April 30, 2016	19.32	16.51
Month ended March 31, 2016	17.50	15.28

(1)	For the period from January 1, 2016 through September 23, 2016.
(2)	For the period from August 7, 2014 through December 31, 2014.
(3)	For the period from July 1, 2016 through September 23, 2016.
(4)	For the period from August 7, 2014 through September 30, 2014.
(5)	For the period from September 1, 2016 through September 23, 2016.
(6)	Represents cash distributions paid in respect of the quarter.
(7)	For the period from August 12, 2014 to September 30, 2014 we paid a distribution of $0.1834 per unit. This distribution was the prorated portion of the minimum quarterly distribution of $0.3375 per unit.

DESCRIPTION OF THE COMMON UNITS

Our common units and subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, together with a description of the circumstances under which subordinated units convert into common units, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.”

Number of Units

We currently have 13,166,710 common units outstanding of which 2,116,060 common units are held by Höegh LNG. We also have 13,156,060 subordinated units outstanding for which there is no established trading market, all of which are held by Höegh LNG. The common units and the subordinated units represent a 100% limited partner interest. Our general partner holds a non-economic general partner interest.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;
•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and
•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we entered into in connection with our formation and our IPO.

A transferee will become a substituted limited partner of the Partnership for the transferred common units automatically upon the recording of the transfer on our books and records. We will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in the Partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Voting Rights

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and will serve for staggered terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors will serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding common and subordinated units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and
•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in the Partnership.

Amendment of our partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority.
Merger of the Partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors.
Dissolution of the Partnership	Unit majority and approval of our general partner and our board of directors.
Reconstitution of the Partnership upon dissolution	Unit majority.
Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.
Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of the Partnership.

Action	Unitholder Approval Required and Voting Rights
Removal of our general partner	Not less than 75% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class.
Transfer of our general partner interest in us	Our general partner may transfer its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2024.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of a merger or consolidation with or into, or sale of all or substantially all of the assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2019.

Transfer of ownership interests in our general partner	No approval required at any time.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. However, our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar pre-emptive rights to acquire additional common units or other partnership interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of Non-U.S. Holders — Disposition of Units.”

Summary of our Partnership Agreement

A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our unitholders is included in our registration statement on Form 8-A, filed with the SEC on August 4, 2014, including any subsequent amendments or reports filed for the purpose of updating such description. Please read “Where You Can Find More Information.”

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures, and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance, and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
•	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.
•	A substantial majority of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.
•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
•	PT Hoegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Hoegh has positive retained earnings. Hoegh Lampung, our subsidiary holding the ownership interest in PT Hoegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends may be paid to the shareholders of any company except out of profits.
•	Under Cayman Islands law, FSRU III may only pay dividends distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.
•	Our joint ventures for the GDF Suez Neptune and the GDF Suez Cape Ann are subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a distribution may be paid out of profits or, if profits are insufficient to make a distribution and subject to the joint venture being solvent immediately following the date on which the distribution is made, out of share premium or distributable capital reserve resulting from contributed surplus paid into the joint venture.
•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

Distributions of Available Cash

General

Within 45 days after the end of each quarter, we distribute all of our available cash (defined below) to unitholders of record on the applicable record date.

In determining “available cash” and “operating surplus,” we proportionately consolidate our less than wholly owned subsidiaries, which for this purpose includes joint ventures, provided that such entities were formed for the purpose of owning and operating specified assets and meet certain other tests, and with respect to which we have at the time of determination at least a 20% beneficial interest and are either consolidated by us for accounting purposes or accounted for by us on the equity method.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of our subsidiaries) established by our board of directors and our subsidiaries to:
•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);
•	comply with applicable law, any of our debt instruments or other agreements; and/or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;
•	plus, all cash on hand (including our proportionate share of cash on hand of our subsidiaries) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement and in all cases are used solely for working capital purposes or to pay distributions to partners; provided that when such borrowing is incurred it is the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive on a quarterly basis at least the minimum quarterly distribution of $0.3375 per unit, or $1.35 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements.

Furthermore, our financing arrangements require our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders is characterized as either “Operating Surplus” or “Capital Surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$25.0 million; plus
•	all of our cash receipts (including our proportionate share of cash receipts of our subsidiaries, provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions and (5) corporate reorganizations or restructurings; plus
•	working capital borrowings (including our proportionate share of working capital borrowings for our subsidiaries) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus
•	cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such cash distributions paid by our subsidiaries), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as an FSRU or LNG carrier) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus
•	cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such cash distributions paid by our subsidiaries), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap contracts), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet point; less
•	all of our operating expenditures (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by our subsidiaries); less
•	the amount of cash reserves (including our proportionate share of cash reserves for our subsidiaries) established by our board of directors to provide funds for future operating expenditures; less
•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less
•	all working capital borrowings (including our proportionate share of working capital borrowings by our subsidiaries) not repaid within the 12-month period after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $25.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;
•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;
•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “— Capital Expenditures” below);
•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners; or
•	repurchases of partnership interests (other than repurchases we make to satisfy obligations under employee benefit plans).

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity and/or asset base of our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity and/or asset base of our capital assets. In our partnership agreement, we refer to these maintenance and replacement capital expenditures as “maintenance capital expenditures.” To the extent, however, that capital expenditures associated with acquiring a new vessel or other LNG infrastructure asset or improving an existing asset increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Capital expenditures that are made in part for maintenance and replacement capital purposes, investment capital purposes and/or expansion capital purposes will be allocated to maintenance and replacement capital expenditures, investment capital expenditures or expansion capital expenditures by our board of directors.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity or asset base of our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders than if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity or asset base of our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;
•	it may reduce the need for us to borrow to pay distributions;
•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to Höegh LNG; and
•	it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent Höegh LNG from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;
•	sales of debt and equity securities; and
•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business, or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $25.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after June 30, 2019, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and any other units that are senior or equal in right of distribution to the subordinated units equaled or exceeded the annualized minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the annualized minimum quarterly distribution on all of the outstanding common units and subordinated units and any other units that are senior or equal in right of distribution to the subordinated units during those periods on a fully diluted weighted average basis during those periods; and
•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before June 30, 2019.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item in the first bullet point under “— Operating Surplus and Capital Surplus — Definition of Operating Surplus” above); less
•	the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of our subsidiaries) with respect to that period; less
•	the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of our subsidiaries) over that period not relating to an operating expenditure made during that period; plus
•	the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of our subsidiaries) with respect to that period; plus
•	the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of our subsidiaries) over that period required by any debt instrument for the repayment of principal, interest or premium; plus
•	the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and
•	the incentive distribution rights (initially owned by Höegh LNG) will be converted into cash or common units.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;
•	second, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;
•	third, 100.0% to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and
•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 100.0% to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and
•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Höegh LNG currently holds the incentive distribution rights. The incentive distribution rights may be transferred separately from any other interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to June 30, 2019. Please read “Our Partnership Agreement — Transfer of Incentive Distribution Rights.” Any transfer by Höegh LNG of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and
•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);
•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);
•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and
•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.3375	100.0%	0%
First Target Distribution	up to $0.388125	100.0%	0%
	above $0.388125
Second Target Distribution	up to $0.421875	85.0%	15.0%
	above $0.421875
Third Target Distribution	up to $0.50625	75.0%	25.0%
Thereafter	above $0.50625	50.0%	50.0%

Höegh LNG’s Right to Reset Incentive Distribution Levels

Höegh LNG, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to Höegh LNG would be set. Höegh LNG’s right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to Höegh LNG are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters (and the amount of each such total distribution did not exceed adjusted operating surplus for each such quarter). If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels Höegh LNG and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our board of directors that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distribution per unit following this event increase as described below. We anticipate that Höegh LNG would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to Höegh LNG.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by Höegh LNG of incentive distribution payments based on the cash target distribution levels prior to the reset, Höegh LNG will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by Höegh LNG for the two quarters prior to the reset event as compared to the average cash distribution per common unit during this period.

The number of common units that Höegh LNG would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by Höegh LNG in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to the reset minimum quarterly distribution amount and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution amount for that quarter;
•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution amount for that quarter;
•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution amount for that quarter; and
•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

Assuming that it continues to hold a majority of our incentive distribution rights, Höegh LNG will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 100.0% to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;
•	second, 100.0% to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and
•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the cash target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for Höegh LNG to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the cash target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units and 50.0% to the holders of the incentive distribution rights (initially, Höegh LNG).

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;
•	the cash target distribution levels;
•	the initial unit price; and
•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the cash target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (the “current market price”) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus
•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;
•	second, 100.0% to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and
•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of incentive distribution rights.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus
•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);
•	second, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;
•	third, 100.0% to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and
•	thereafter, 50.0% to all unitholders, pro rata, 50.0% to holders of incentive distribution rights.

The immediately preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

DESCRIPTION OF THE OTHER CLASSES OF UNITS

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and other equity securities for the consideration and on the terms and with the rights, preferences and privileges established by our board of directors without the approval of any of our unitholders. As of September 23, 2016, no classes of limited partner interests were outstanding other than the common units and the subordinated units.

Should we offer other classes of units under this prospectus, a prospectus supplement relating to the particular class or series of units offered will include the specific terms of those units, including, among other things, the following:

•	the designation, stated value and liquidation preference of the units and the maximum number of units to constitute the class or series;
•	the number of units to be offered;
•	the public offering price at which the units will be issued;
•	any sinking fund provisions of the units;
•	the voting rights, if any, of the units;
•	the distribution rights of the units, if any;
•	whether the units will be redeemable and, if so, the price and the terms and conditions on which the units may be redeemed, including the time during which the units may be redeemed and any accumulated distributions thereof, if any, that the holders of the units will be entitled to receive upon the redemption thereof;
•	the terms and conditions, if any, on which the units will be convertible into, or exchangeable for, the units of any other class or series of units representing limited partner interests, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;
•	a discussion of any additional material federal income tax considerations (other than as discussed in this prospectus) regarding the units; and
•	any additional rights, preferences, privileges, limitations and restrictions of the units.

The particular terms of any class or series of units will also be described in the amendment to the operating agreement relating to that class or series of units, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such class or series of units.

Such units will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The transfer agent, registrar and distributions disbursement agent for the units will be designated in the applicable prospectus supplement.

DESCRIPTION OF THE OPTIONS

We may issue options for the purchase of common units or other classes of units or any combination thereof. Our partnership agreement authorizes us to issue an unlimited number of options to purchase common units or other classes of units for the consideration and with the rights, preferences, and privileges established by our board of directors without the approval of any of our limited partners. Options may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of options will be issued under a separate option agreement to be entered into between us and a bank or trust company, as option agent. The option agent will act solely as our agent in connection with the options and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of options. A copy of the option agreement will be filed with the SEC in connection with the offering of options.

The prospectus supplement relating to a particular issue of options to purchase common units or other classes of units or any combination thereof will describe the terms of such options, including, among other things, the following:

•	the title of the options;
•	the offering price for the options, if any;
•	the aggregate number of the options;
•	the designation and terms of the common units or other classes of units that maybe purchased upon exercise of the options;
•	if applicable, the designation and terms of the securities that the options are issued with and the number of options issued with each security;
•	if applicable, the date from and after which the options and any securities issued with the options will be separately transferable;
•	the number of common units or other classes of units that may be purchased upon exercise of a option and the price at which such securities may be purchased upon exercise;
•	the dates on which the right to exercise the options commence and expire;
•	if applicable, the minimum or maximum amount of the options that may be exercised at any one time;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	if applicable, a discussion of material federal income tax considerations;
•	anti-dilution provisions of the options, if any;
•	redemption or call provisions, if any, applicable to the options;
•	any additional terms of the options, including terms, procedures, and limitations relating to the exchange and exercise of the options; and
•	any other information we think is important about the options.

Each option will entitle the holder of the option to purchase at the exercise price set forth in the applicable prospectus supplement the number of common units or other classes of units being offered. Holders may exercise options at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised options are void. Holders may exercise options as set forth in the prospectus supplement relating to the options being offered.

Until you exercise your options to purchase our common units or other classes of units, you will not have any rights as a holder thereof, by virtue of your ownership of the options.

DESCRIPTION OF THE WARRANTS

We may issue warrants for the purchase of common units or other classes of units or any combination thereof. Our partnership agreement authorizes us to issue an unlimited number of warrants to purchase common units or other classes of units for the consideration and with the rights, preferences, and privileges established by our board of directors without the approval of any of our limited partners. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

The prospectus supplement relating to a particular issue of warrants to purchase common units or other classes of units or any combination of the foregoing will describe the terms of such warrants, including, among other things, the following:

•	the title of the warrants;
•	the offering price for the warrants, if any;
•	the aggregate number of the warrants;
•	the designation and terms of the common units or other classes of units that maybe purchased upon exercise of the warrants;
•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;
•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;
•	the number of common units or other classes of units that may be purchased upon exercise of a warrant and the price at which such securities may be purchased upon exercise;
•	the dates on which the right to exercise the warrants commence and expire;
•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	if applicable, a discussion of material federal income tax considerations;
•	anti-dilution provisions of the warrants, if any;
•	redemption or call provisions, if any, applicable to the warrants;
•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants; and
•	any other information we think is important about the warrants.

Each warrant will entitle the holder of the warrant to purchase the number common units or other classes of units being offered at the exercise price set forth in the applicable prospectus supplement. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until you exercise your warrants to purchase our common units or other classes of units, you will not have any rights as a holder of common units or other classes of units by virtue of your ownership of warrants.

DESCRIPTION OF THE RIGHTS

We may issue rights to purchase common units or other classes of units or any combination thereof. Our partnership agreement authorizes us to issue an unlimited number of rights to purchase common units or other classes of units for the consideration and with the rights, preferences, and privileges established by our board of directors without the approval of any of our limited partners. These rights may be issued independently or together with any other securities and may or may not be transferable by the holder receiving the rights. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of rights will be issued under a separate rights agreement, which we will enter into with a bank or trust company, as rights agent, all as set forth in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights. We will file the rights agreement and the rights certificates relating to each series of rights with the SEC, and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of rights.

The applicable prospectus supplement will describe the specific terms of any offering of rights for which this prospectus is being delivered, including, among other things, the following:

•	the date of determining the unitholders entitled to the rights distribution;
•	the number of rights issued or to be issued to each unitholder;
•	the exercise price payable for each common unit or other unit upon the exercise of the rights;
•	the number and terms of the common units or other classes of units which may be purchased per each right;
•	the extent to which the rights are transferable;
•	the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;
•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities;
•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights;
•	any other terms of the rights, including the terms, procedures, conditions, and limitations relating to the exchange and exercise of the rights; and
•	any other information we think is important about the rights.

The description in the applicable prospectus supplement of any rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agreement and rights certificate, which will be filed with the SEC.

DESCRIPTION OF THE DEBT SECURITIES

When used in this section, the terms “we,” “us,” “our” and “issuer” refer to Höegh LNG Partners LP.

The following is a description of the terms of the debt securities, which may be either senior debt securities or subordinated debt securities, and which we collectively refer to as the debt securities. The descriptions below relating to the debt securities and the indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax considerations, as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement. The applicable prospectus supplement may also state that any of the terms set forth herein are inapplicable to such series of debt securities.

If we offer senior debt securities, we will issue them under a senior indenture. If we offer subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

General

The debt securities will be:

•	our direct general obligations;
•	either senior debt securities or subordinated debt securities; and
•	issued under separate indentures (which may be existing indentures) between us and a trustee that we will name in the related prospectus supplement.

The term “Trustee” as used in this prospectus shall refer to the trustee under either of the above indentures. The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

Specific Terms of Each Series of Debt Securities

The indenture does not limit the total amount of debt securities that may be issued. Debt securities under the indenture may be issued from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either a supplemental indenture or a resolution of our board of directors and an accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether the debt securities are senior or subordinated debt securities and, if subordinated debt securities, the specific subordination provision applicable thereto;
•	the guarantors of the debt securities, if any;
•	whether the debt securities are secured or unsecured;
•	the form and title of the debt securities;
•	the total principal amount of the debt securities and any limit on such total principal amount;
•	the price at which we will issue the debt securities;
•	the date or dates on which the debt securities may be issued;
•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;
•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;
•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;
•	any optional redemption provisions;
•	whether the debt securities are convertible into or exchangeable for other securities and the conversion or exchange rate and other related terms, conditions and features.
•	any sinking fund or analogous provision, or option of the holder thereof, that would obligate us to repurchase, repay or otherwise redeem the debt securities, and the period or periods within which, the price or prices at which, and the other terms and conditions upon which such debt securities will be repurchased, repaid or redeemed;
•	whether the debt securities are entitled to the benefits of any guarantees by subsidiary guarantors;
•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;
•	deletions from, modifications of or additions to the events of default or covenants with respect to debt securities of the series, whether or not such events of default or covenants are consistent with the events of default or covenants described herein; and
•	any other terms of the series of debt securities and any additions, deletions or modifications to the applicable indenture.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material U.S. federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;
•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;
•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and
•	variable rate debt securities that are exchangeable for fixed rate debt securities.

Interest payments may be made by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder, by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds paid to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to the issuer and the holders of the debt securities must look only to the issuer for payment after that time.

Covenants

Reports

The indenture contains the following covenant for the benefit of the holders of all series of debt securities:

So long as any debt securities are outstanding, Höegh LNG Partners will:

•	for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual report and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act; and
•	if it is required to furnish annual or quarterly reports to its unitholders pursuant to the Exchange Act, file with the Trustee any annual report or other reports sent to unitholders generally.

A series of debt securities may contain additional financial and other covenants. The applicable prospectus supplement will contain a description of any such covenants that are added to the indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

Each of the following events will be an “Event of Default” under the indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;
•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;
•	default in the payment of any sinking fund payment on any debt securities of that series when due;
•	failure by the issuer to comply for 60 days after notice with the other agreements contained in the indenture, any supplement to the indenture or any board resolution authorizing the issuance of that series; or
•	certain events of bankruptcy, insolvency or reorganization of the issuer.

Exercise of Remedies

If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25.0% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of at least 25.0% in principal amount of the outstanding debt securities of that series notify us of the default and such default is not cured within 60 days after receipt of such notice.

If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may:

•	waive all past defaults, except with respect to nonpayment of principal, premium or interest; and

•	rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:
•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and
•	all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the indenture, to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest when due, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;
•	holders of at least 25.0% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;
•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;
•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and
•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;
•	is inconsistent with any provision of the indenture;
•	the Trustee determines is unduly prejudicial to the rights of any other holder; or
•	would involve the Trustee in personal liability.

Notice of Event of Default

Within 30 days after the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the indenture or whether any default or Event of Default has occurred during the previous year.

If an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

The issuer may amend the indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;
•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;
•	provide for the assumption by a successor of our obligations under the indenture;
•	add guarantors with respect to the debt securities;
•	change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;
•	secure the debt securities;
•	add covenants for the benefit of the holders or surrender any right or power conferred upon the issuer;
•	make any change that does not adversely affect the rights of any holder;
•	add or appoint a successor or separate Trustee; or
•	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

In addition, the issuer may amend the indenture if the holders of a majority in aggregate principal amount of all debt securities of each series that would be affected then outstanding under the indenture consent to it. The issuer may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;
•	reduce the rate of or extend the time for payment of interest on any debt securities;
•	reduce the principal of or extend the stated maturity of any debt securities;
•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;
•	make any debt securities payable in any currency other than U.S. dollars;
•	in the case of any subordinated debt security, make any change to the subordination provisions that adversely affects the rights of any holder under such provisions;
•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;
•	release any security that has been granted in respect of the debt securities;
•	make any change to the amendment provisions which require each holder’s consent;
•	in the case of any subordinated debt security, make any change to the subordination provisions that limits or terminates the benefits applicable to any holder of senior indebtedness of Höegh LNG Partners; or
•	make any change to the waiver provisions.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the issuer is required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by the issuer with certain restrictive provisions of the indenture; and
•	any past default under the indenture, subject to certain rights of the Trustee under the indenture;

except that such majority of holders may not waive a default: (i) in the payment of principal, premium or interest or (ii) in respect of a provision that under the indenture cannot be amended without, in the case of either (i) or (ii), the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, the issuer may terminate, with respect to debt securities of a particular series, all of its obligations under such series of debt securities and the indenture, which we call a “legal defeasance.” If the issuer decides to make a legal defeasance, however, the issuer may not terminate its obligations:

•	relating to the defeasance trust;
•	to register the transfer or exchange of the debt securities;
•	to replace mutilated, destroyed, lost or stolen debt securities; or
•	to maintain a registrar and paying agent in respect of the debt securities.

If the issuer exercises its legal defeasance option, any guarantee will terminate with respect to that series of debt securities.

At any time the issuer may also effect a “covenant defeasance,” which means it has elected to terminate its obligations under covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement.

The legal defeasance option may be exercised notwithstanding a prior exercise of the covenant defeasance option. If the legal defeasance option is exercised, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If the covenant defeasance option is exercised, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth or fifth bullet points under “— Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, the issuer must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;
•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and
•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service, or IRS, or other change in applicable federal income tax law.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees or unitholders of the issuer or our general partner will have any liability for the obligations of the issuer under either indenture or the debt securities or for any claim based on such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Höegh LNG Partners. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;
•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Höegh LNG Partners within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or
•	any other default on any Senior Indebtedness of Höegh LNG Partners occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that Höegh LNG Partners may incur, unless otherwise indicated in the applicable prospectus supplement.

Book Entry, Delivery and Form

A series of debt securities may be issued in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York (“DTC”) will act as depositary. If a series of debt securities is issued in book-entry form, one or more global certificates will be issued and deposited with or on behalf of DTC and physical certificates will not be issued to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;
•	a “banking organization” within the meaning of the New York Banking Law;
•	a member of the U.S. Federal Reserve System;
•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the NYSE and the Financial Industry Regulatory Authority (“FINRA”). The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

Principal, premium, if any, and interest payments due on the global securities will be wired to DTC’s nominee. The issuer, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, the issuer, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies the issuer that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the issuer within 90 days; or
•	the issuer determines not to require all of the debt securities of a series to be represented by a global security and notifies the Trustee of the decision.

The Trustee

A separate trustee may be appointed for any series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained or incorporated by reference herein. Statements contained herein that “we believe,” “we expect” or similar phrases are not legal conclusions or opinions of counsel.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (“Treasury Regulations”), and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or our current and prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. federal, state, local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each current and prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of the value or voting power of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to passive foreign investment companies (“PFICs”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) our common units are readily tradable on an established securities market in the United States (such as the NYSE, on which our common units are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “— PFIC Status and Significant Tax Consequences”); (3) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In addition, the preferential rate on dividends does not apply to dividends received by a U.S. Individual Holder to the extent that the U.S. individual holder elects to treat such dividends as investment income that may be offset by investment expenses. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “— Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (1) “net investment income” or (2) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we are treated as a PFIC with respect to a U.S. Holder if either:

•	at least 75.0% of our gross income (including the gross income of our joint ventures and subsidiaries) in any taxable year in which the holder held our units consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or
•	at least 50.0% of the average value of the assets held by us (including the assets of our joint ventures and subsidiaries) during any taxable year in which the holder held our units produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation and an opinion of counsel, we believe that we were not a PFIC for any taxable year and we expect that we will not be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that more than 25.0% of our gross income for all of our previous taxable years arose, and we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such or similar time-chartering activities or other income our counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. Assuming the accuracy of representations we have made to our U.S. counsel for purposes of this opinion, our U.S. counsel is of the opinion that we should not be a PFIC for any of our previous taxable years, and assuming the composition of our income and assets is consistent with these expectations for our current and future years, we should not be a PFIC for our current or any future taxable year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the Fifth Circuit’s holding in Tidewater and its position that the marine time charter agreements at issue in Tidewater should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to our current or any future taxable year, we cannot assure unitholders that the nature of our operations will not change and that we will not become a PFIC in our current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC over the subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder would be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. These special rules would apply for all periods in which the Non-Electing Holder holds its common units, even if we ceased to be a PFIC. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;
•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a “Non-U.S. Holder.” If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. Effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to

U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the U.S., such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed or they meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BENE, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common units generally will be required to file IRS Form 926 reporting that payment to us. For purposes of determining the total dollar value of common units purchased, units purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding the reporting obligations, if any, that would result from the purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSIDERATIONS

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of and do not reside in, maintain offices in or engage in business or transactions in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to any offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Norway Tax Consequences

The following is a discussion of the material Norwegian tax consequences that may be relevant to current and prospective unitholders who are persons not resident in Norway for taxation purposes, which we refer to as “Non-Norwegian Holders” and is the opinion of Advokatfirmaet Thommessen AS, our counsel as to taxation matters under the laws of the Kingdom of Norway, insofar as it contains legal conclusions based on the application of the taxation laws of the Kingdom of Norway to our particular factual circumstances. Prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

Under the Norwegian Tax Act on Income and Wealth, Non-Norwegian Holders will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that we are not treated as carrying on business in Norway, and the Non-Norwegian Holder is not engaged in a Norwegian trade or business to which the common units are effectively connected, or if the Non-Norwegian Holder is a resident in a country that has an income tax treaty with Norway, such holder does not have a permanent establishment in Norway to which the common units are effectively connected.

A Non-Norwegian Holder that carries on a business in Norway through a partnership is subject to Norwegian tax on income derived from the business if managed from Norway or carried on by the Partnership in Norway.

We believe that we will be able to conduct our affairs so that Non-Norwegian Holders should not be subject to Norwegian tax on the acquisition, holding, disposition or redemption of the common units. However, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. We intend to conduct our affairs in a manner consistent with Norwegian tax practice so that our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Norwegian Tax Act on Income and Wealth, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to current and prospective common unitholders who are persons not resident and not domiciled in the United Kingdom for taxation purposes (and who are persons who have not been resident or domiciled for tax purposes in the United Kingdom) and who do not hold their common units as part of a trade, profession or vocation carried on in the United Kingdom (“Non-UK Holders”).

Current and prospective unitholders who are, or have been, resident or domiciled in the United Kingdom for taxation purposes, or who hold their common units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our units, options, warrants, rights or debt securities and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed).

The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HM Revenue and Customs as at the date of this document, both of which are subject to change, possibly with retrospective effect. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

Taxation of income and disposals.  We expect to conduct our affairs so that Non-UK Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from the Partnership. Distributions on our common units may be made to Non-UK Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes.  No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issue of common units to unitholders or the transfer of common units in the Partnership.

PLAN OF DISTRIBUTION

The securities offered pursuant to this prospectus and any accompanying prospectus supplement may be sold in any of the following ways:

•	directly to one or more purchasers;
•	through agents;
•	through underwriters, brokers or dealers; or
•	through a combination of any of the above methods of sale.

The applicable prospectus supplement relating to the securities will set forth, among other things:

•	the offering terms, including the name or names of any underwriters, dealers or agents;
•	the purchase price of the securities and the proceeds to us from such sale;
•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;
•	any initial public offering price;
•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;
•	in the case of debt securities, the interest rate, maturity and any redemption provisions;
•	in the case of debt securities that are convertible into or exchangeable for other securities, the conversion or exchange rate and other terms, conditions and features; and
•	any securities exchanges on which the securities may be listed.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;
•	prices related to market prices; or
•	negotiated prices.

We may change the price of the securities offered from time to time.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name any agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we or the selling unitholder utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we and, if applicable, the selling unitholder will enter into an underwriting agreement with the underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We and, if applicable, the selling unitholder may indemnify the underwriters under the relevant underwriting agreement against specific civil liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

In compliance with the guidelines of FINRA, the maximum compensation to be paid to underwriters participating in any offering made pursuant to this prospectus will not exceed 8% of the gross proceeds from that offering.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto. We may use electronic media, including the internet, to sell offered securities directly.

We may offer our common units into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

SELLING UNITHOLDER

This prospectus covers the offering for resale from time to time, in one or more offerings, of up to 2,116,060 common units owned by Hoegh LNG Holdings Ltd., the selling unitholder. These common units were obtained by the selling unitholder in connection with our initial public offering on August 12, 2014. As of September 23, 2016, the selling unitholder also owned 13,156,060 of our subordinated units, which the selling unitholder obtained in connection with our initial public offering. The subordinated units may be converted into common units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in our partnership agreement. In addition to holding the common units and subordinated units in us, the selling unitholder also owns all of the ownership interests in our general partner. See “About Hoegh LNG Partners LP” for additional information regarding our relationship with the selling unitholder.

The following table sets forth information relating to the selling unitholder as of September 23, 2016 based on information supplied to us by the selling unitholder on or prior to that date. We have not sought to verify such information. Information concerning the selling unitholder may change over time. The selling unitholder may hold or acquire at any time common units in addition to those offered by this prospectus and may have acquired additional common units since the date on which the information reflected herein was provided to us. In addition, the selling unitholder may have sold, transferred or otherwise disposed of some or all of its common units since the date on which the information reflected herein was provided to us and may in the future sell, transfer or otherwise dispose of some or all of its common units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act.

	Common Units Owned Prior To Offering(1)	Common Units Being Offered(1)	Common Units Owned After Offering
Selling Unitholder			Number of Units(2)	Percentage(3)
Hoegh LNG Holdings Ltd.(4)	2,116,060	2,116,060	0	0%

(1)	Does not include 13,156,060 subordinated units, which are convertible into common units on a one-for-one basis.
(2)	Assumes the sale of all common units held by the selling unitholder offered by this prospectus.
(3)	Based on 13,166,710 common units outstanding as of September 23, 2016.
(4)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. The address of Höegh LNG Holdings Ltd. is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 41.54% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.

The prospectus supplement for any offering or our common units by the selling unitholder will set forth the following information with respect to the selling unitholder:

•	the nature of any position, office or other material relationship that the selling unitholder has had within the last three years with us or any of our affiliates;
•	the number of common units owned by the selling unitholder prior to the offering;
•	the amount of common units to be offered for the selling unitholder’s account; and
•	the amount and (if one percent or more) the percentage of common units to be owned by the selling unitholder after the completion of the offering.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, to accept service of process on our behalf in any such action.

Watson Farley & Williams LLP, our counsel relating to issues regarding Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner, or the directors or officers of such entities judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or such directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in the applicable prospectus supplement, (a) the validity of the debt securities under New York law and certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P. and (b) the validity of the equity securities and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The historical consolidated and combined carve-out financial statements of Höegh LNG Partners LP and the combined financial statements of SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015 appearing in our annual report in Form 20-F for the year ended December 31, 2015 have been incorporated by reference into this Prospectus in reliance on the reports of Ernst & Young AS, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The financial statements of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited as of and for the year ended December 31, 2014 incorporated into this registration statement by reference to Höegh LNG Partners LP’s Current Report on Form 6-K dated September 26, 2016 have been incorporated by reference into this Prospectus in reliance on the reports of Ernst & Young AS, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

Ernst & Young AS is located at Donning Eufemias Gate 6, Oslo Atrium, P.O. Box 20, NO-0051 Oslo, Norway.

EXPENSES

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated, except the SEC registration fee and the FINRA fee.

U.S. Securities and Exchange Commission registration fee		$64,178
Financial Industry Regulatory Authority filing fee		96,098
New York Stock Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving costs		*
Transfer agent fees and other		*
Miscellaneous		*
Total	$	*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

Höegh LNG Partners LP

    % Series A Cumulative Redeemable Preferred Units
(Liquidation Preference $25.00 per unit)

PRELIMINARY PROSPECTUS SUPPLEMENT

September   , 2017

Joint Bookrunners

MORGAN STANLEY	UBS INVESTMENT BANK	STIFEL